UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10/A
Amendment No. 1

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or 12(g) of The Securities Exchange Act of 1934

UNITED STATES OIL AND GAS CORP
(Exact name of registrant as specified in its charter)

Delaware	26-0231090
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

11782 Jollyville Road, Suite 211B Austin, Texas 78759
(Address of Principal Executive Offices including Zip Code)

Issuer’s telephone number: (512) 464-1225

Copies to:
Ted Gilman
Andrews Kurth LLP
111 Congress Avenue, Suite 1700
Austin, TX 78701
Phone: (512) 320-9200
Fax: (512) 320-9292
Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	N/A

Securities to be registered under Section 12(g) of the Act:

Common Stock, Par Value $0.0001
(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “larger accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑

i

EXPLANATORY NOTE

You should rely only on the information contained in this registration statement or in a document referenced herein. We have not authorized anyone to provide you with any other information that is different. You should assume that the information contained in this registration statement is accurate only as of the date hereof except where a different specific date is set forth.

As used in this registration statement, unless the context otherwise requires, the terms “we,” “us,” “our,” or “USOG” refer to United States Oil and Gas Corp, a Delaware corporation, and our wholly owned subsidiaries, Turnbull Oil, Inc. and United Oil & Gas, Inc.

FORWARD-LOOKING STATEMENTS

Except for statements of historical fact, some information in this document contains “forward-looking statements” that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “should,” “will,” “would” or similar words. The statements that contain these or similar words should be read carefully because these statements discuss our future expectations, contain projections of our future results of operations or of our financial position, or state other forward-looking information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able accurately to predict or control. Further, we urge you to be cautious of the forward-looking statements which are contained in this registration statement because they involve risks, uncertainties and other factors affecting our operations, market growth, service, products and licenses. The factors listed in the sections captioned “Risk Factors” and “Description of Business,” as well as other cautionary language in this registration statement and events in the future may cause our actual results and achievements, whether expressed or implied, to differ materially from the expectations we describe in our forward-looking statements. The occurrence of any of the events described as risk factors or other future events could have a material adverse effect on our business, results of operations and financial position.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

When this registration statement becomes effective, we will begin to file reports, proxy statements, information statements and other information with the United States Securities and Exchange Commission (the “SEC”). You may read and copy this information, for a copying fee, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on its Public Reference Room. Our SEC filings will also be available to the public from commercial document retrieval services, and at the Web site maintained by the SEC at http://www.sec.gov.

Our Internet website address is http://www.usaoilandgas.com. Information contained in our website does not constitute part of this registration statement. When this registration statement is effective, we will make available, through a link to the SEC’s Web site, electronic copies of the materials we file with the SEC (including our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, the Section 16 reports filed by our executive officers, directors and 10% stockholders and amendments to those reports). To receive paper copies of our SEC filings, please contact us by mail addressed to Investor Relations, United States Oil and Gas Corp, 11782 Jollyville Road, Suit 211B, Austin Texas 78759 (512) 464-1225.

Item 1.  Business

General Information

Our business address is 11782 Jollyville Road, Suite 211B, Austin, Texas 78759. Our Internet website address is www.usaoilandgas.com. The information contained in, or that can be accessed through, our website is not part of this registration statement.

Audit Report

Our latest audit report provides a going concern opinion. We have incurred substantial losses and debt in the acquisition of our subsidiaries. As of December 31, 2009, our current liabilities exceeded our current assets by approximately $2,686,500. Current liabilities include a $3,750,000 note payable to Jeff Turnbull issued in connection with our first acquisition and $420,000 of convertible notes payable that will be repaid in stock, not cash. We are developing a plan to reduce our liabilities and improve our cash flows by issuing additional stock and convertible notes payable along with improving operations. However, there can be no assurance that we will be successful in raising additional funds.

History

United States Oil and Gas Corp was organized under the laws of the State of Delaware on January 25, 1988 under the name Massapequa Ventures, Inc. Over the years our corporate name has changed several times (including Netgates, Inc., Rasberry Holdings, Inc., Netgates Holding, Inc. and Sustainable Energy Development Inc.) until in May 2008 when our name was changed to “United States Oil and Gas Corp.” In May, 2008 we completed a reverse merger with US Oil & Gas Corp. (“USOG Sub.”). At this time the combined company name was changed to United States Oil and Gas Corp.

As of the date of this filing, our common stock is quoted on the Pink Sheets Electronic OTC Market (“Pink Sheets”) under the trading symbol “USOG”. Our wholly owned subsidiaries, Turnbull Oil, Inc. (“Turnbull”), a Kansas corporation incorporated in 1976, and United Oil & Gas, Inc. (“United”), a North Dakota corporation incorporated in 2003, are our operating entities. We acquired Turnbull effective May 15, 2009, and United effective January 1, 2010. We do not own equity interests in any other entities.

Company Overview

We identify and attempt to acquire domestic oil and gas service companies that market and distribute refined fuels, distillates (which are liquid petroleum products that are burned in a furnace or boiler for the generation of heat or used in an engine for the generation of power) and propane to retail and wholesale customers. Our acquisition targets are small to mid-sized family-run companies with historically profitable results, strong balance sheets, high profit margins, and solid management teams in place. Oil and gas service companies typically purchase bulk fuel and propane from regional suppliers, then store, sell, and deliver the fuel and propane to local businesses, drillers, farms, wholesalers, and individuals. We intend to improve operational efficiencies through the application of executive level expertise and hope to gain additional advantages by realizing synergies among the acquired companies.

We acquired Turnbull, located in Plainville, Kansas, on May 15, 2009. We made our second acquisition, United, located in Bottineau, North Dakota, effective January 1, 2010. We intend to continue to integrate these acquisitions with a short-term focus on acquiring additional oil and gas service companies and expanding within the oil and gas service sector.

We deploy a prospecting system to identify potential acquisition targets that fit our strategy. The system incorporates successful small to mid-size Midwest companies that are not readily targeted by larger competitors. Our management then intends to use its operational expertise to increase the profitability of the acquired businesses through the implementation of streamlined processes and the synergies between the companies that are purchased.

In addition to our acquisition strategy, we intend to investigate the development or licensing of our patented proprietary motion sensor technology for rugged environments. The patent was issued in the United States on May 11, 2010 under patent number 7,714,271 B1, and if applicable maintenance fees are paid, the patent has a term of 20 years from the date of issuance. We have not filed patent applications in any other country. We hope this intellectual property will facilitate the successful development and commercialization of techniques and devices enabling greener exploration and production; ones that minimize the environmental footprint of drilling activity. This technology, called Simple Fiber Optic Seismometer for Harsh Environments, is a motion sensor that registers the force and measures the magnitude of an environmental disturbance. The device may be utilized in places that are typically difficult and costly to survey such as the deep ocean floor. We believe that this technology could reduce the cost of seismic sensor arrays having the fidelity and reliability necessary for permanent down-hole and seafloor installations. The patented technology could make techniques for oilfield production management and exploration that have typically only been available to larger drilling companies, available to middle market players. We are not relying on the issuance of this patent for strategic planning purposes but will investigate the market value and possible licensing of the technology to companies operating seismic sensor arrays.

Industry Overview

Refined Fuels

The market for the refined fuels, distillates such as diesel or heating oils and oil byproducts that we distribute and sell is tied to the price of crude oil. While sales volume can vary greatly from one year to the next (because of large fluctuation in wholesale fuel costs), profit margins remain relatively consistent. The price of oil is a function of oil’s supply and demand, among other factors. Throughout 2008 and 2009, oil prices swung materially as demand contracted in light of the global recession. Demand for oil in North America is projected to stabilize following its contraction of an expected 1.4 million barrels per day (mb/d) in 2009, according to the U.S. Energy Information Administration (EIA). Average oil prices in Kansas, for example, went from $84 per barrel at the start of 2008 to $124 per barrel in July 2008 and then fell to $29 per barrel in February 2009. Prices have since risen to approximately $75 per barrel in April 2010, according to Independent Oil & Gas Services Inc. (IOGSI) as shown in the chart below.

The U.S. EIA projects that total liquid petroleum products consumption in the U.S. will rise by 230,000 billion barrels per day (bbl/d) in 2010 after having fallen by an average of 810,000 bbl/d in 2009, according to U.S. EIA’s Short-Term Energy Outlook, dated June 8, 2010. All major products including refined fuels contribute to that increase. The projected continuing economic recovery in 2011 boosts total petroleum products consumption by 200,000 bbl/d. Motor gasoline consumption increases by 70,000 bbl/d and distillate consumption rises by 220,000 bbl/d in 2011. Furthermore, the Bakken Formation discovery in North Dakota, with its estimated 200 billion to 400 billion barrels of oil in place, according to Pittman, Price, and LeFever study estimates. This is the largest since Alaska’s Prudhoe Bay, and significantly improves the economic landscape for that area, including the increased demand for fuel that will come from additional prospecting and drilling that is forecasted for the region.

An increased amount of drilling permitting has taken place across the U.S., including in Kansas. After falling to a recent low of 150 drilling permits issued in Kansas in the first quarter of 2009, the number of drilling permits issued rose to over 300 by the fourth quarter, according to IOGSI. This increase has been driven by higher oil prices. As drilling activity increases we directly benefit from increased sales as drillers make up a significant percentage of our customer base.

Propane

Propane is separated from crude oil during the refining process and can also be extracted from natural gas in the field or at processing plants. Propane is normally transported and stored in a liquid state under moderate pressure or refrigeration. When the pressure is released or the temperature is increased it is usable as a flammable gas. Propane is clean burning and only produces negligible amounts of pollutants when properly consumed.

Residential customers use refined fuels and propane primarily for home heating, water heating and cooking purposes. Commercial users, which include motels, hotels, restaurants and retail stores, generally use refined fuels and propane for the same purposes as residential customers. Industrial customers use refined fuels and propane to fire furnaces among other applications, and propane as a cutting gas (used in flame torch to cut metal) and in other process applications. Other industrial customers include large-scale heating accounts and local gas utility customers who use refined fuels and propane as a supplemental fuel to meet peak load deliverability requirements. As a motor fuel, propane is burned in internal combustion engines that power road vehicles, forklifts and stationary engines. Agricultural uses include tobacco curing, chicken brooding and crop drying. In our wholesale operations, we principally sell propane to large industrial end-users and other propane distributors.

Similar to other end markets, such as industrial and residential, the agricultural industry is one of the major consumers of propane in the U.S., according to the Propane and Education Research Council (which was authorized by the U.S. Congress with the passage of the Propane Education and Research Act on October 11, 1996) Soybean, tobacco, corn, onion and many other types of raw crop producers use propane to dry their grains. The number of propane irrigation engines used by U.S. farmers exceeds 500,000 according to the Propane Education and Research Council—these engines typically use 1.5 gallons of propane per gallon of diesel during engine operation. Moreover, with propane emitting less greenhouse gases than comparable diesel systems), its demand in agriculture applications is expected to rise further.

From a regional perspective, Kansas, one of the three states in which we currently operate, is a major producer of natural gas and propane and has robust infrastructure in place to transport these commodities throughout the U.S. Kansas consumes about 85% of its natural gas output and transports excess production to other parts of the country, according to U.S. EIA’s, Kansas State Energy Profile, dated February 4, 2010.

Total propane sales in the U.S. are expected to increase to around 10.0 billion gallons in 2010 after falling to about 9.8 billion gallons in 2009, according to ICF International. Diesel demand is forecasted to improve 2.1% in 2010 after a 5.5% fall in 2009, according to U.S. EIA. By 2030, fifty-seven percent of the 20 mb/d of additional demand (from 2008 levels) is anticipated to come from middle distillates. Gasoil/diesel is expected to witness the maximum share in demand at 32.4% in 2030.

In addition, the U.S. Department of Energy remains a key driver for core oil and natural gas research and development aimed at increasing domestic oil and gas production. This should benefit smaller companies such as us and independent oil and gas producers, which make up a significant portion of production capacity in the U.S. but have limited resources to undertake R&D programs.

New Technologies

Among other hurdles, the energy industry faces significant challenges in terms of adapting to trends of rising consciousness for the environment and demand for sustainable technologies. Thus, affordable and environmentally-friendly technology is a significant innovation goal for energy companies. We believe we may contribute to the innovation of new technologies with our issued patent for a fiber optic motion sensor technology, which we describe in “Intellectual Property Assets” below. Technologies such as seismic sensor arrays which are used to acquire seismic data from Earth formations below the ground or water surface like the bottom of a body of an ocean are used in oil recovery projects. The arrays provide formation feedback information for optimization of the oil field and are typically expensive. This makes them unaffordable for middle market companies. Thus, we believe that there is a strong need for technologies that reduce the carbon footprint of drilling and production activities at lower cost.

Manufacturing of this device on a commercial scale has yet to be, and may never be, realized. However, we intend to investigate the development or licensing of our patented proprietary motion sensor technology for rugged environments. We hope this intellectual property will facilitate the successful development and commercialization of techniques and devices enabling greener exploration and production; ones that minimize the environmental footprint of drilling activity.

Products and Business Activities

Turnbull

We derive our revenue primarily from the distribution and sale of refined oil and gas products, such as diesel fuel, gasoline, and propane. We purchase these fuels from local suppliers, and they are stored in an on-site bulk storage plant and then sold and delivered to a broad range of regional customers via tanker truck. The average breakdown of annual sales at Turnbull is as follows: refined fuels (63% of revenue), propane (34%), lubricants (2%), and other oil-based products (1%).

United

The average breakdown of annual sales at United is as follows: refined fuels (67% of revenue), propane (10%), racing fuel (4%), and other oil-based products (1%). Sales of grocery and other convenience store items provide 18% of United’s sales.

Strategy

We are an oil and gas service company with a focus on growth through acquisitions. Our strategy is to steadily acquire small to mid-size oil and gas service companies located in the Midwestern United States with the following criteria:

•	History of steady growth and financial success;
•	Little or no debt; and
•	Experienced management with a desire and willingness to stay on board for a minimum of three years.

Our first two acquisitions, Turnbull Oil in Plainville, KS and United Oil in Bottineau, ND, meet these criteria. Turnbull Oil has been in existence since 1965 and has been managed by Jeff Turnbull since 1991. Turnbull Oil has been profitable for the last several years and all Turnbull Oil debt was repaid in connection with our acquisition. Mr. Turnbull has signed an employment agreement to remain as the operational manager for a minimum of three years.

United Oil was founded in 2003 by Mike and Debbie Werner. Mr. Werner has been in the oil and propane delivery business since the mid 1970’s. United sales are approximately half of Turnbull’s but growth, particularly within the propane business, has been strong with 156 new customers added in 2009. United also provides two areas for possible new growth. The acquisition included a gas station in the town of Bottineau that we plan to open before the end of 2010; and six acres of developable land adjacent to State highway 5, which could be a location for a truck stop. United already operates a gas station and convenience store in nearby Belcourt, ND and Mr. Werner has managed several gas stations throughout his career. United was acquired with debt on the balance sheet of approximately $150,000; $133,000 of which is associated with equipment purchases. This debt was deducted from the agreed upon sales price at the time of acquisition. Both Mike and Debbie Werner have signed employment contracts to remain as operational managers of United for a minimum of three years.

We intend to look for opportunities to expand within the current regions in which we operate. We believe that this will allow us to realize efficiency gains from shared equipment and develop a regional growth strategy. We believe our acquisition strategy is a unique competitive advantage in that it offers sellers the peace of mind that comes with significant financial gain as well as the comfort of maintaining control of their business in the short to mid term. There is a significant emotional investment made by small business owners who have grown to a certain level of success. We offer them the benefit of the payoff while keeping the emotional investment in tact. We feel we can gain financial synergies by combining these successful businesses under one roof; adding operational expertise, improving marketing, and achieving cost saving synergies by buying in larger quantities from suppliers and sharing key operational assets.

We have chosen to focus on the oil and gas service sector because if offers several important benefits. First, established businesses in this industry provide growth potential and are generally profitable. Oil and gas products, primarily refined fuel, propane and lubricants, are purchased from local suppliers and then sold and delivered to a broad range of regional customers. While rising oil prices may decrease demand, it has limited impact on gross profit margins in this industry which are fairly fixed. Consequently, the volume of goods sold is the primary driver of gross profits. We hope to take advantage of our location to increase our market share in the distribution of these products.

Secondly, within the Midwest region where we are focused, there is a robust supply of potential acquisition targets. New businesses in the industry tend to be rare because of the relatively high cost of entry (bulk plants and tanker trucks) and more stringent environmental regulation. To acquire bulk plant and delivery equipment comparable to the scale of our business it would cost in excess of $5 million and it would take several years to build a customer base large enough to become profitable. Existing businesses have a significant advantage because storage tanks have a useful life of several decades and the price of tanks which is materially impacted by the cost of commodities like iron and steel have risen significantly in recent years. The price of iron and steel scrap in the U.S. has spiked to approximately $350 per ton, according the U.S. Geological Survey.

Finally, the Midwest region also has a wide variety of suppliers and propane costs that are lower than the rest of the country. As shown by in the following table, propane spot prices in the Midwest region are on average 14% lower than the U.S. average price, according to the U.S. EIA.

U.S. Regional Propane Prices (Cents per gallon)

	2005	2006	2007	2008	2009
Northeast	192.2	217.1	236.1	277.0	248.6
South	181.3	202.2	218.8	256.6	217.6
Midwest	143.4	159.8	175.9	209.4	174.5
West	177.2	198.3	214.6	247.9	200.2
U.S. Average	167.5	187.7	204.6	238.8	201.9

This combination provides what we believe is a unique opportunity for growth and success: An industry with many small regional players, a business that has stable growth and profits, and a region that has a strong, varied network of suppliers providing comparatively low price fuel to a part of the country that shows increased demand for oil and gas products. In addition, United is positioned particularly well to take advantage of the increased demand for fuel from exploration of the Bakken Oil Formation, which includes the region of North Dakota where Bottineau is located.

Industry Focus:

The oil and gas service sector has several benefits:

•	Potential for growth;
•	A broad customer base;
•	Stable and diverse supply options; and
•	The ability to compete on service and price.

Companies in the oil and gas service sector also face material challenges, including among others:

•	Regulations on safety and environmental precautions;
•	High start-up capital expenditure for storage plant and distribution equipment; and
•	Shifting consumer preferences for alternative environmentally-friendly energy sources.

Potential for Controlled Growth:

The oil and gas service sector offers two ways to grow without the risk of large investment:

•
There is a large market of potential companies that could be targets for acquisition, because of the regional nature of the business which is due to the efficient operating range of fuel delivery trucks; and

•	Internal growth requires less capital than would be required to commence operations.

Regional Focus:

Because of the focus on farming and drilling, we believe that the Midwest is a relatively stable area to do business. Such commodities are in constant demand and have largely escaped recessionary pressure.  The following chart shows average unemployment rates for the past ten years, according to the U.S. Department of Labor’s Bureau of Labor Statistics. The Midwest has, on average, been below the national unemployment rate by 0.6%, with the gap as much as 1.8% during the past two years.

Acquisition Strategy

Overview

At the corporate level, we offer acquisition prospects an unique opportunity in that, at least in the near term, we do not intend to take over operational control. Sellers therefore are able to gain the financial security of a sale while staying on board to manage the business, share in the continued success and participate in eventually replacing themselves. The goal is to combine the benefits of a larger company with the efficiency and close customer relationships of a small company. We believe that we will be able to utilize synergies to work towards achieving greater operational efficiencies in the event that we are able to consummate additional acquisitions. There is an opportunity to make fuel purchases on a larger scale so additional discounts can be realized; equipment and driver utilization can be increased by moving it to the areas of highest growth and activity; and the company will investigate the possibility of hedging against fuel price increases.

Having recently completed the acquisition of United, we will explore available efficiencies from the combined operations with Turnbull. Management has unique experience and skill with improvement of operational efficiencies and will utilize that experience to lower costs and increase profit. As an executive and consultant for the Kaizen Institute, Alex Tawse, CEO, developed and implemented cost saving improvement strategies for companies around the world. Such strategies include preventative maintenance plans on equipment, improved workplace organization, and customer service improvement; all of which will be applied to our business. There is also the opportunity for growth through marketing both at the local level and through the increased exposure that comes with being a public company. To date, both Turnbull and United have done very little to no advertising or direct marketing.

Turnbull

Turnbull was founded in 1965, and has been engaged in the business of selling and distributing refined oil and gas products such as diesel, gasoline, propane, and lubricants in the state of Kansas since that time. Its customers include local farmers, businesses and individuals. Turnbull has a bulk storage plant located in Plainville, Kansas with the capacity to hold 82,913 gallons of refined fuel (various types of diesel and gasoline) as well as 30,000 gallons of propane. A bulk storage plant consists of a series of large storage tanks that meet environmental regulatory requirements. Fuel is delivered in bulk and dispensed to tanker trucks who deliver it to customers. In Utica, Kansas, Basinger Inc., a wholly owned subsidiary of Turnbull, has 30,000 gallon storage capacity for propane as well as over 300,000 gallons of storage available in portable tanks ranging in size from 100 gallon to 1,000 gallons. In addition, Turnbull owns an offsite bulk storage plant in Palco, Kansas that can store up to 35,000 gallons of diesel, 27,000 gallons of gasoline, and 39,000 gallons of refined fuels. This offsite location is used to improved distribution efficiency by cutting down on pick-up and delivery times and also has retail pumps on site for self-service sales.

Turnbull owns two 18-wheel haulers with 9,200 gallon capacity for diesel, one 18-wheel hauler with 10,580 gallon capacity for propane, two 4,500 gallon diesel fuel tank wagons and one 2,500 gallon capacity tank wagon. Basinger has six additional propane tank wagons with 6,100 gallon capacity. In order to take advantage of available capacity, Turnbull sells truck time to other local companies who need fuel transported. In 2009 this accounted for approximately $56,000 of revenue. We believe that Turnbull has the current capacity to approximately double the amount of fuel it delivers without requiring any additional investment in capital equipment. Oil and lubricants are sold all year, either from primary locations or delivered to customers. Lubricants provide higher margins but volume is low (approximately 3% of revenue).

Turnbull and Basinger own all of the facilities and equipment that they use and perform their own maintenance. There is a 1,944 square foot truck and tanker trailer maintenance facility in Plainville as well as a 1,320 square foot facility for propane tank maintenance. In Utica, Basinger owns a 2,400 square foot facility for truck, tanker trailer, and propane tank maintenance. The space is also used to house its office and headquarters for propane system installation. All assets are owned outright and all Turnbull debt was repaid prior to acquisition on May 15, 2009.

Turnbull Purchase Agreement Summary:

We entered into an agreement effective May 15, 2009, with Turnbull to purchase all of its issued and outstanding capital stock in exchange for $307,567.00 in cash, and a promissory note in the original principal amount of $3,750,000. Under the original agreement the note expired on April 15, 2010, however the note has been amended to expire at December 31, 2010 but with an increase in amount to $4,000,000. The promissory note provides, among other things, that if we fail to pay the promissory note when due, Turnbull will have the right to repurchase all of its issued and outstanding stock pursuant to a repurchase agreement.

United

United was founded in 2003, and sells and distributes refined oil and gas products such as diesel, gasoline, propane, and lubricants in North and South Dakota. United owns a bulk storage plant, a six tank wagons with a capacity of 14,660 gallons, a gas station/convenience store, approximately six acres of developable land located in Bottineau, North Dakota, and a gas station/convenience store located in Belcourt, North Dakota. The acquisition was completed on January 1, 2010. United had gross revenue of approximately $7.0 million in 2008.

At its bulk plant in Bottineau, United has storage capacity for 37,000 gallons of gasoline, 34,000 gallons of diesel, 6,000 gallons of high octane race gasoline, 4,000 gallons of race alcohol, and 12,388 gallons of propane. United also owns approximately 40,000 gallon propane capacity in portable tanks leased to customers. The convenience store in Belcourt has a 20,000 capacity for gasoline, which is sold at the retail level. In 2009, the convenience store had in-store sales of approximately $1.1 million and gasoline sales of approximately $1.5 million.

Like Turnbull, United owns its fleet of delivery trucks that include a 2,000 gallon capacity fuel truck, a 3,500 gallon capacity fuel truck, a 2,400 gallon capacity propane truck, and a 2,800 gallon capacity fuel truck. United purchased a gas station/convenience store in Bottineau, North Dakota in 2009 and is in the process of refurbishing the building and equipment. We anticipate that the station will open in late 2010. The company also owns approximately six acres of developable land in Bottineau, located on the main highway in the northern portion of the state.

The products offered for sale are very similar to Turnbull with stable sales of fuel and lubricants throughout the year. Propane sales are significantly heavier in the winter months. United serves customers within a seventy mile radius of Bottineau, which includes eighteen towns in nine counties. United also sells race gasoline which is delivered to various race organizers in Montana and South Dakota. Margins on propane and fuel are relatively narrow but higher margins are available on lower quantity items, such as lubricants and race gas.

United Purchase Agreement Summary:

We entered into an agreement effective January 1, 2010 with United to purchase all of its issued and outstanding capital stock in exchange for $315,000 in cash, $150,000 in stock and a promissory note in the aggregate principal amount of $500,000, bearing interest at 5.0% per annum and maturing on December 31, 2011. The stock has not yet been issued but would consist of 30 million shares if issued at June 30, 2010. We expect United to be issued stock in the first quarter of 2011. United shall have the exclusive right to control its daily business operations during the period of time beginning on the closing date and ending on the date upon which the promissory note is paid in full or otherwise terminates. Beginning on January 31, 2010, United is required to make monthly payments to us in the amount of $5,000 for so long as United maintains day-to-day control over its operations.

Suppliers

At Turnbull, $2,400,000, or approximately 95%, of the cost of goods sold in 2009 was made up of refined fuels and propane. Fuels are purchased from local suppliers and then sold and delivered to a broad range of regional customers. The following is a list of key suppliers and estimated percentage of purchases:

 Refined fuels are primarily supplied by: Coffeyville Resources (43%), Valero Energy (38%), and Gromark Inc. (15%). Liquid propane gas (LPG) is primarily supplied by: Gromark Inc. (35%), Plains Energy (32%), and Alliance Energy (28%). There are a minimum of five different suppliers of each fuel available so the loss of any one supplier would not damage the business.

Turnbull has developed long-standing relationships with its key suppliers. The average duration of the relationship between Turnbull and its suppliers is six years. Typically, Turnbull agrees to purchase a set amount of fuels on a monthly basis and therefore has the flexibility of seeking out best pricing. The Midwest region also benefits from having a wide variety of suppliers and propane costs that are lower than the rest of the country. During the past five years, propane prices have been 13% lower on average in the Midwest compared to the overall U.S. average according to the U.S. Energy Information Administration.

At United, fuels are purchased from local suppliers and then sold and delivered to a broad range of regional customers. The following is a list of key suppliers and estimated percentage of purchases during 2009. Refined fuels are supplied by: Vining Oil & Gas (95%) and Herman Oil (5%). LPG is supplied by: Gibson Energy (90%), and Vining Oil & Gas (10%). There are several other suppliers that United receives quotes from and are available to deliver fuel so the loss of any supplier would not harm the business. United frequently checks prices and delivery costs in order to obtain the most efficient supply of inventory.

Customers

In Kansas, customers span twenty counties or approximately a 120 mile radius from Plainville, Kansas. Turnbull owns its own distribution system of tankers and haulers, and has incrementally added to its property, plant and equipment over the past several years. At United, we sell fuel across the Dakotas, and in nine counties.

Fuel is purchased from local suppliers and then sold and delivered to a broad range of regional customers. This diversification of our customer base mitigates our dependence on any one segment and allowed us to remain profitable and increase revenue in 2009. Customers are primarily wholesale businesses, farmers, drillers, private individuals and construction businesses. The chart below shows the percentage of revenue derived from Turnbull’s customers in 2009. While fuel sales remain fairly constant throughout the year, propane sales are significantly higher in the winter months when heating fuel is in high demand.

Our customers typically purchase set amounts of fuels on an annual basis. We have sixteen wholesaler customers, the largest of which represents 8.5% of sales. The top five retail customers comprise 5.8% of revenue. We have approximately 670 total customers.

At United, the top five customers comprise approximately 19% of total sales, with no single customer accounting for greater than 5% of revenue. In 2009, private customers comprised 70% of United’s revenues, while wholesale/other businesses and farming comprised 20% and 10%, respectively.

Intellectual Property Assets

We have an issued patent for a fiber optic motion sensor technology. We intend to investigate the development or licensing of our patented proprietary motion sensor technology for rugged environments. We hope this intellectual property will facilitate the successful development and commercialization of techniques and devices enabling greener exploration and production; ones that minimize the environmental footprint of drilling activity.

This technology, called Simple Fiber Optic Seismometer for Harsh Environments, is a motion sensor that registers the force and measures the magnitude of an environmental disturbance. The device may be utilized in places that are typically difficult and costly to survey such as the deep ocean floor. We believe that this technology could reduce the cost of seismic sensor arrays having the fidelity and reliability necessary for permanent down-hole and seafloor installations. The patented technology could make techniques for oilfield production management and exploration that have typically only been available to larger drilling companies, available to middle market players.

The patent was issued in the United States on May 11, 2010 under patent number 7,714,271 B1, and if applicable maintenance fees are paid, the patent has a term of 20 years from the date of issuance. We have not filed patent applications in any other country. We are not relying on the issuance of this patent for strategic planning purposes but will investigate the market value and possible licensing of the technology to companies operating seismic sensor arrays.

Competition

The refined fuels industry is highly fragmented, characterized by a large number of relatively small, independently owned and operated local distributors. We compete with other refined fuels distributors offering a broad range of services and prices, from full service distributors to those that solely offer the delivery service. Competition is primarily based on a combination of price and service. We have developed a range of sales programs and service offerings for our customer base in order to be viewed as a full service energy provider and to build customer loyalty. For instance, like most companies in the refined fuels business, we provide home heating equipment repair service to our customers through our services business on an on-call basis. The refined fuels business unit also competes for retail customers with suppliers of alternative energy sources, principally natural gas, propane and electricity.

Propane competes with other sources of energy, some of which are less costly for equivalent energy value. Propane distributors compete for customers with suppliers of electricity, refined fuels and oil byproducts and natural gas, principally on the basis of price, service, availability and portability. Electricity is a major competitor of propane, but propane generally enjoys a competitive price advantage over electricity for space heating, water heating, and cooking. In some areas electricity may have a competitive price advantage or be relatively equivalent in price to propane due to government regulated rate caps on electricity. Additionally, high efficiency electric heat pumps have led to a decrease in the cost of electricity for heating.

The retail propane industry is mature, with only modest growth in total demand for the product foreseen. Therefore, our ability to grow within the industry is dependent on our ability to acquire other retail distributors and to achieve internal growth as well as the success of our sales and marketing programs designed to attract and retain customers. The failure to retain and grow our customer base would have an adverse effect on its long-term results.

The domestic propane retail distribution business is highly competitive. We compete in this business with other large propane marketers, including other full-service marketers, and thousands of small independent operators. Some rural electric cooperatives and fuel oil distributors have expanded their businesses to include propane distribution and we compete with them as well. The ability to compete effectively depends on providing high quality customer service, maintaining competitive retail prices and controlling operating expenses. We also offer customers various payment and service options, including fixed price and guaranteed price programs.

CHS Inc., operating under the name Cenex, is our largest corporate competitor in both Kansas and North Dakota. Cenex caters primarily to very large customers (mostly gas station chains).

Local farming co-ops which are businesses put together by large farms to service themselves are also competitors. They tend to compete well on price but not on service. We believe that our market share on propane will continue to increase in the future.

Governmental and Environmental Regulations

We are subject to various federal, state and local environmental, safety and transportation laws and regulations governing the storage, distribution and transportation of refined fuels and propane and the operation of bulk storage terminals. These laws include, among others, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), the Clean Air Act, the Occupational Safety and Health Act, the Homeland Security Act of 2002, the Emergency Planning and Community Right to Know Act, the Clean Water Act and comparable state statutes. CERCLA imposes joint and several liability on certain classes of persons considered to have contributed to the release or threatened release of a “hazardous substance” into the environment without regard to fault or the legality of the original conduct. Propane is not a hazardous substance within the meaning of federal and most state environmental laws.

With respect to the transportation of refined fuels and propane by truck, we are subject to regulations promulgated under federal legislation, including the Federal Motor Carrier Safety Act and the Homeland Security Act of 2002. Regulations under these statutes cover the security and transportation of hazardous materials and are administered by the United States Department of Transportation (“DOT”) or similar state agencies. We conduct ongoing training programs to help ensure that our operations are in compliance with applicable safety regulations. We maintain various permits that are necessary to operate our facilities, which are material to our operations. We believe that the procedures currently in effect at all of our facilities for the handling, storage and distribution of refined fuels and propane are consistent with industry standards and are in compliance, in all material respects, with applicable laws and regulations. Each year, we spend approximately twenty-four hours of training per employee in order to maintain proper compliance. To date, we are currently fully compliant. In addition, the North Dakota Department of Transportation regulates the transportation of hazardous material within the state. We hold the necessary licenses and comply with the training requirements and record keeping guidelines set by the agency.

National Fire Protection Association (“NFPA”) Pamphlet Nos. 54 and 58, which establish rules and procedures governing the safe handling of propane, or comparable regulations, have been adopted, in whole, in part or with state addenda, as the industry standard for propane storage, distribution and equipment installation and operation in the states in which we operate. In some states these laws are administered by state agencies such as the Kansas Fire Marshall, and in others they may be administered on a municipal level. Pamphlet No. 58 has adopted storage tank valve retrofit requirements due to be completed by June 2011 or later depending on when each state adopts the 2001 edition of NFPA Pamphlet No. 58. To address this we have a program in place to meet this deadline.

NFPA Pamphlet Nos. 30, 30A, 31, 385 and 395, which establish rules and procedures governing the safe handling of distillates (fuel oil, kerosene and diesel fuel) and gasoline, or comparable regulations, have been adopted, in whole, in part or with state addenda, as the industry standard for fuel oil, kerosene, diesel fuel and gasoline storage, distribution and equipment installation/operation in all of the states in which we sell those products. In some states these laws are administered by state agencies and in others they are administered on a municipal level.

The Environmental Protection Agency (EPA) provides oversight and guidelines for spill prevention and containment control. As such we recently installed a new retaining wall and fencing at our Turnbull facility to comply with new EPA containment requirements. The installation of the wall and fencing was not as a result of a deficiency, rather to preemptively comply with the new requirements. We foresee no other near term requirements with which we are not already in compliance. In addition, the North Dakota Insurance Department and North Dakota Department of Health manages on behalf of the EPA, the Petroleum Tank Release Compensation Fund (PTRCF) for which we pay an annual fee for underground fuel tanks and above ground bulk plant tanks.

The Kansas State Fire Marshall imposes regulations and licensing requirements for propane storage and distribution. The Kansas State Department of Weights and Measures provides oversight and testing of measuring devices such as the meters on delivery trucks and fuel pumps. For both of the state regulatory bodies, we hold all the necessary licenses required, and foresee no other near term requirements for which we are not already in compliance.

The North Dakota Public Service Commission requires that all gas pumps, propane truck delivery gas and diesel truck delivery meters be registered and checked annually. We are currently fully compliant.

Employees

As of March 31, 2010, we had eleven employees. None of our employees are members of a union. We consider our employee labor relations to be good.

Item 1A. Risk Factors

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below and the other information in this registration statement, including our financial statements and the notes to those statements, before you purchase any of our shares. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, could negatively impact our business, results of operations or financial condition in the future. If any of the following risks and uncertainties develops into actual events, our business, results of operations or financial condition could be adversely affected. In those cases, the trading price of our securities could decline, and you may lose all or part of your investment.

Risks Related to Our Business

If we do not raise additional capital we will not be able to pay the balance on the promissory note owed for the acquisition of Turnbull and we may be forced to return Turnbull to its prior owners.

Our capital requirements are significant. We need $4,000,000 to complete the purchase of Turnbull and for sales and marketing programs. We may be forced to sell Turnbull’s common stock back to its prior owners net of certain fees and other amounts as stated in the Promissory Note between us and Mr. Turnbull. This would result in a material change to our consolidated financial position, including the reduction of total assets, liabilities, shareholder equity, and potential revenue and cash flow streams (as shown in the Audited Financial Statements Section at the end of this registration statement.) The current acquisition includes the stipulation that cash and profits generated by Turnbull remain within the control of the Turnbull subsidiary until note payable to Mr. Turnbull is paid in full. At the present time we have no firm commitments for investment capital and we have no debt facilities, such as a working line of credit or receivables factoring agreement. New sources of capital may not be available to us when we need it or may be available only on terms we would find unacceptable. In addition, the existence of outstanding options and warrants may adversely affect the terms at which we could obtain additional equity financing since the holders of these options and warrants may have the opportunity to profit from a rise in the value or market price of our common stock and to exercise them at a time when we could obtain equity capital on more favorable terms than those contained in these securities. If capital is not available on satisfactory terms, or is not available at all, we may be unable to continue to fully develop our business or take advantage of new business opportunities. In addition, our results of operations may decline from previous levels or may fail to meet expectations because of the higher cost of capital. As a result, the price of our publicly traded securities may decline, causing you to lose all or part of your investment.

Our continuing operations may cease if we are not successful in securing capital.

As discussed in “Management Discussion and Analysis on Results of Operations and Financial Condition” below, at March 31, 2010 we had cash and cash equivalents of approximately $503,186 and stockholders’ equity of approximately $674,060.

Nevertheless, our capital requirements are significant. We need capital to pay for our ongoing operations and for sales and marketing programs. At the present time we have no firm commitments for investment capital and we have no debt facilities, such as a working line of credit or receivables factoring agreement. New sources of capital may not be available to us when we need it or may be available only on terms we would find unacceptable. In addition, the existence of outstanding options and warrants may adversely affect the terms at which we could obtain additional equity financing since the holders of these options and warrants may have the opportunity to profit from a rise in the value or market price of our common stock and to exercise them at a time when we could obtain equity capital on more favorable terms than those contained in these securities. If capital is not available on satisfactory terms, or is not available at all, we may be unable to continue to fully develop our business or take advantage of new business opportunities. In addition, our results of operations may decline from previous levels or may fail to meet expectations because of the higher cost of capital. As a result, the price of our publicly traded securities may decline, causing you to lose all or part of your investment.

Our ability to grow will be adversely affected if we are not successful in making acquisitions or integrating the acquisitions we have made.

We have expanded our business through acquisitions. We regularly consider and evaluate opportunities for growth through the acquisition of local and regional refined fuels and propane distributors. We may choose to finance future acquisitions with debt, equity, cash or a combination of the three. We can give no assurances that we will find attractive acquisition candidates in the future, that we will be able to acquire such candidates on economically acceptable terms, that we will be able to finance acquisitions on economically acceptable terms, that any acquisitions will not be dilutive to earnings and distributions or that any additional debt incurred to finance an acquisition will not affect our ability to make distributions.

The acquisition strategy of our business involves significant risks.

We will consider pursuing strategic and accretive acquisitions in order to continue to grow and increase profitability. However, acquisitions involve numerous risks and uncertainties, including intense competition for suitable acquisition targets; the potential unavailability of financial resources necessary to consummate acquisitions in the future; difficulties in identifying suitable acquisition targets or in completing any transactions identified on sufficiently favorable terms; and the need to obtain regulatory or other governmental approvals that may be necessary to complete acquisitions. In addition, any future acquisitions may entail significant transaction costs and risks associated with entry into new markets. In addition, even when acquisitions are completed, integration of acquired entities can involve significant difficulties, such as:

•	Unforeseen difficulties in the acquired operations and disruption of the ongoing operations of our business;
•	Failure to achieve cost savings or other financial or operating objectives with respect to an acquisition;
•	Strain on the operational and managerial controls and procedures of our business, and the need to modify systems or to add management resources;
•	Difficulties in the integration and retention of customers or personnel and the integration and effective deployment of operations or technologies;
•	Amortization of acquired assets, which would reduce future reported earnings;
•	Possible adverse short-term effects on our cash flows or operating results;
•	Diversion of management’s attention from the ongoing operations of our business;
•	Assumption of unknown material liabilities or regulatory non-compliance issues;
•	Need for financial resources above our planned investment levels;
•	Risks associated with entering markets in which we lack prior experience;
•	Risks associated with the transfer of licenses of intellectual property;
•	Increased operating costs due to acquired overhead;
•	Tax issues associated with acquisitions;
•	Acquisition-related disputes, including disputes over earn-outs and escrows;
•	Potential loss of key employees of the acquired company; and
•	Potential impairment of related goodwill and intangible assets.

Failure to manage these acquisition growth risks could have a material adverse effect on the financial condition and/or operating results of our business. Future acquisitions also could cause us to incur debt or contingent liabilities or cause us to issue equity securities that could negatively impact the ownership percentages of existing shareholders.

If we do not raise additional capital we will not be able to pay the balance on the promissory note owed for the acquisition of United.

Our capital requirements are significant. We need $500,000 to complete the purchase of United and for sales and marketing programs. The note will be in default if not paid by December 31, 2011 and we would need to take steps to renegotiate the note and such renegotiation may not be on favorable terms to us.  We may be forced to sell all or part of our assets to raise capital to satisfy this obligation. This would prevent us from consolidating United’s assets, liabilities, shareholder equity, and potential revenue and cash flow streams (as shown in the Audited Financial Statements Section at the end of this registration statement.) We would also no longer receive a monthly payment of $5,000 from United which is payable so long as the $500,000 Note is outstanding as stated in the Securities Purchase Agreement between us and United Oil & Gas, Inc.. The current acquisition includes the stipulation that cash and profits generated by United Oil remain within the control of United Oil subsidiary until note payable to Mike and Debbie Werner is paid. At the present time we have no firm commitments for investment capital and we have no debt facilities, such as a working line of credit or receivables factoring agreement. New sources of capital may not be available to us when we need it or may be available only on terms we would find unacceptable. In addition, the existence of outstanding options and warrants may adversely affect the terms at which we could obtain additional equity financing since the holders of these options and warrants may have the opportunity to profit from a rise in the value or market price of our common stock and to exercise them at a time when we could obtain equity capital on more favorable terms than those contained in these securities. If capital is not available on satisfactory terms, or is not available at all, we may be unable to continue to fully develop our business or take advantage of new business opportunities. In addition, our results of operations may decline from previous levels or may fail to meet expectations because of the higher cost of capital. As a result, the price of our publicly traded securities may decline, causing you to lose all or part of your investment.

We are subject to credit risks related to our accounts receivable.

We do not generally obtain letters of credit or other security for payment from customers. Accordingly, we are not protected against accounts receivable default or bankruptcy by these entities. The current economic situation could increase the likelihood of such defaults and bankruptcies. If our largest customers or a material portion of our smaller customers were to become insolvent or otherwise not satisfy their obligations to us, we could be materially harmed.

If we fail to keep up with changes in our industry, we will become less competitive, limiting our ability to generate new business and increase our revenues.

In order to remain competitive, serve our customers effectively and increase our revenue, we must respond on a timely and cost-efficient basis to changes in technology, industry standards and procedures and customer preferences. We need to address new developments in the market segments we serve and the regions in which we operate, as well as laws, regulations, rules, standards, guidelines, releases and other pronouncements that are periodically issued by legislatures, government agencies, courts, professional associations and others. In some cases these changes may be significant and the cost to comply with these changes may be substantial. We cannot assure you that we will be able to adapt to any changes in the future, that we will have the financial resources to keep up with changes in the marketplace or that we will be able to offset those costs with increases in revenues through price increases or additional product sales. Our inability to keep pace with changes and developments in the markets we serve may have an adverse impact on our business, results of operation and financial condition.

We rely on certain key personnel. If any of our key employees leave and we cannot replace them with persons with comparable skills, our business will suffer.

Our performance depends, to a significant extent, upon the efforts and abilities of our senior executive officers. The departure of any of our executive officers could have an adverse effect on our business and we cannot assure you that we would be able to find qualified replacements for any of those individuals if their services were no longer available for any reason. In addition, our success will also depend upon our ability to recruit and retain qualified personnel to fill other positions. Demand for highly skilled executives is still great and, accordingly, no assurance can be given that we will be able to hire or retain sufficient qualified personnel to meet our current and future needs.

We may not be able to manage our growth effectively, create operating efficiencies or achieve or sustain profitability.

The ability to manage and operate our business as we execute our growth strategy will require effective planning. Significant rapid growth could strain our internal resources, leading to a lower quality of customer service, reporting problems and delays in meeting important deadlines, resulting in loss of market share and other problems that could adversely affect our reputation and financial performance. Our efforts to grow have placed, and we expect will continue to place, a significant strain on our personnel, management systems, infrastructure and other resources. Our ability to manage future growth effectively will also require us to continue to update and improve our operational, financial and management controls and procedures. If we do not manage our growth effectively, we could be faced with slower growth and a failure to achieve or sustain profitability.

As a reporting company, our administrative costs will be significantly higher than they are now, making it more difficult for us to be cash flow positive and profitable.

As a reporting company, we will be required to prepare and file with the SEC annual, quarterly and current reports as well as proxy materials and forms relating to the changes in stock ownership of our officers and directors. Filing these reports, statements and forms will entail additional professional fees and administrative costs as well as printing and filing fees. These additional costs will make it more difficult for us to become cash flow positive and profitable.

We have not yet completed the assessment of our internal controls over financial reporting required by the Sarbanes-Oxley Act of 2002 and the cost of compliance could be significant.

We are in the process of completing an assessment of our disclosure controls and procedures and our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002. The purpose of the assessment is to confirm that our systems, procedures and controls regarding financial reporting and disclosure comply with the rules applicable to public companies, including (1) that the controls satisfy the requirements of the control framework to which we have chosen to adhere and (2) developing a system of gathering and maintaining evidence to support management’s assessment of disclosure controls and procedures and internal controls over financial reporting. In addition, our independent registered public accounting firm must provide an attestation report regarding our assessment by September 28, 2011. The costs of the assessment and obtaining an attestation report from an independent public accounting firm regarding our assessment may be significant. Moreover, if there is a “material weakness” in our systems, controls and/or procedures, there may be additional costs to rectify those weaknesses. A finding of a “material weakness” could also damage our reputation and, if we cannot address those weaknesses in a timely and efficient manner, could potentially subject us to administrative action by the SEC and result in the imposition of monetary penalties.

We have a limited operating history as a stand-alone company.

Our limited historical financial performance as a stand-alone company makes it difficult for you to evaluate our business and results of operations to date and to assess our future prospects and viability. Although one of our subsidiaries has been in business over 30 years and the other has been in business for over seven years, our brief operating history has resulted in strong period-over-period revenue and profitability growth rates that may not continue in the future. We have been operating during a recent period of significant growth in the profitability of the refined oil products industry which may not continue or could reverse. As a result, our results of operations may be lower than we currently expect and the price of our common stock may be volatile.

Unforeseen difficulties with the implementation or operation of our information systems could adversely affect our internal controls and our business.

We plan on making improvements to our internal accounting systems. The efficient execution of our business is dependent upon the proper functioning of our internal systems. Any significant failure or malfunction of our information system may result in disruptions of our operations. Our results of operations could be adversely affected if we encounter unforeseen problems with respect to the operation of this system.

We may incur additional costs to comply with the various federal, state and local laws and regulations that affect our operations.

We are affected by governmental regulations that increase costs related to the sale and transportation of refined oil and gas products. It is possible that the number and extent of these regulations, and the costs to comply with them, will increase significantly in the future. These government regulatory requirements may result in costs that are not possible to pass through to our customers and which could impact the profitability of our operations.

Our oil and gas operations are subject to stringent federal, state and local laws and regulations relating to the release or disposal of materials into the environment or otherwise relating to health and safety, land use, environmental protection or the oil and gas industry generally. Legislation affecting the industry is under constant review for amendment or expansion, frequently increasing our regulatory burden. Compliance with such laws and regulations often increases our cost of doing business and, in turn, decreases our profitability. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the incurrence of investigatory or remedial obligations, or issuance of cease and desist orders.

Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly waste handling, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to maintain compliance, and may otherwise have a material adverse effect on our earnings, results of operations, competitive position or financial condition. Over the years, we have owned property for oil and gas activities upon which petroleum hydrocarbons or other materials may have been released by us or by predecessor property owners who were not under our control. Under applicable environmental laws and regulations, including CERCLA, RCRA and analogous state laws, we could be held strictly liable for the removal or remediation of previously released materials or property contamination at such locations regardless of whether we were responsible for the release or if our operations were standard in the industry at the time they were performed.

Our operations, capital expenditures and financial results may be affected by regulatory changes and/or market responses to global climate change.

There is a growing concern, both nationally and internationally, about climate change and the contribution of Green-House Gas (GHG) emissions, most notably carbon dioxide, to global warming. In response to this concern, the United States House of Representatives passed the American Clean Energy and Security Act (“ACES Act”) in June of 2009 to establish an economy-wide GHG cap-and-trade system to reduce GHG emissions over time. Subsequently, the United States Senate offered a draft climate change bill, the Clean Energy Jobs and American Power Act, based on the ACES Act. The proposed legislation includes a cap-and-trade policy structure in which GHG emissions from a broad cross-section of the economy would be subject to an overall cap. The legislation establishes mechanisms for GHG sources to obtain allowances to emit GHGs during the course of a year which may be used to cover their own emissions or sell them to other sources that do not hold enough allowances for their own operations.

It is expected that climate change legislation will continue to be a priority in the foreseeable future and it is possible that federal legislation mandating the reduction of GHG emissions on an economy-wide basis may be enacted during calendar year 2010. Increased regulation of GHG emissions, especially in the transportation sector, could impose significant additional costs on us and our customers. The impact of legislation and regulations on us will depend on a number of factors, including (i) what industry sectors would be impacted, (ii) the timing of required compliance, (iii) the overall GHG emissions cap level, (iv) the allocation of emission allowances to specific sources and (v) the costs and opportunities associated with compliance. At this time, we cannot predict the effect that domestic and international climate change regulation may have on our business, financial condition or results of operations in the future.

Decreases in the demand for refined fuels and propane because of warmer-than-normal heating season weather or unfavorable weather may adversely affect our results of operations.

Because many of our retail customers rely on refined fuels and propane as a heating fuel, our results of operations may be adversely affected by warmer-than-normal heating season weather. For example, weather conditions have a significant impact on the demand for propane for heating purposes. Accordingly, the volume of propane sold is at its highest during the peak heating season of October through March and is directly affected by the severity of the winter weather. Historically, approximately two-thirds of our annual retail propane volumes are sold during these months. There can be no assurance that normal winter weather in our service territories will occur in the future.

The agricultural demand for refined fuels and propane is also affected by weather, as dry or warm weather during the harvest season may reduce the demand for refined fuels and propane. Sustained periods of unfavorable weather conditions can negatively affect our revenues. Unfavorable weather conditions may also cause a reduction in the purchase and use of grills and other propane appliances which could reduce the demand for our portable propane tank exchange services.

Our profitability is subject to refined fuels and propane pricing and inventory risk.

The retail refined fuels and propane business is a “margin-based” business in which gross profits are dependent upon the excess of the sales price over the refined fuels and propane supply costs. Refined fuels and propane are commodities, and, as such, their unit price is subject to volatile fluctuations in response to changes in supply or other market conditions. We have no control over these market conditions. Consequently, the unit price of the refined fuels and propane that we and other marketers purchase can change rapidly over a short period of time. Most of our refined fuels and propane product supply contracts permit suppliers to charge posted prices at the time of delivery or the current prices established at major storage points such as Conway, Kansas. Because our profitability is sensitive to changes in wholesale propane supply costs, it will be adversely affected if we cannot pass on increases in the cost of propane to our customers. Due to competitive pricing in the industry, we may not be able to pass on product cost increases to our customers when product costs rise rapidly, or when our competitors do not raise their product prices. Finally, market volatility may cause us to sell inventory at less than the price we purchased it, which would adversely affect our operating results.

High refined fuels and propane prices can lead to customer conservation, resulting in reduced demand for our products.

Prices for refined fuels and propane are subject to volatile fluctuations in response to changes in supply and other market conditions. During periods of high refined fuels and propane costs our prices generally increase. High prices can lead to customer conservation, resulting in reduced demand for our products.

Supplier defaults may have a negative effect on our operating results.

When we enter into fixed-price sales contracts with customers, we typically enter into fixed-price purchase contracts with suppliers. Depending on changes in the market prices of products compared to the prices secured in our contracts with suppliers of refined fuels and propane, a default of one or more of our suppliers under such contracts could cause us to purchase refined fuels and propane at higher prices which would have a negative impact on our operating results.

We are dependent on our principal refined fuels and propane suppliers, which increases the risks from an interruption in supply and transportation.

During Fiscal 2009, we purchased approximately 95% of our refined fuels and propane needs from ten suppliers. If supplies from these sources were interrupted, the cost of procuring replacement supplies and transporting those supplies from alternative locations might be materially higher and, at least on a short-term basis, our earnings could be affected. Additionally, in North Dakota, some of our suppliers provide more than 50% of our refined fuels and propane requirements. Disruptions in supply in these areas could also have an adverse impact on our earnings.

Changes in commodity market prices may have a negative effect on our liquidity.

Depending on the terms of our contracts with suppliers as well as our use of financial instruments to reduce volatility in the cost of refined fuels and propane, changes in the market price of refined fuels and propane can create margin payment obligations for us and expose us to an increased liquidity risk.

Our operations may be adversely affected by competition from other energy sources.

Refined fuels and propane compete with other sources of energy, some of which are less costly on an equivalent energy basis. In addition, we cannot predict the effect that the development of alternative energy sources might have on our operations. We compete for customers against suppliers of electricity and natural gas.

For example, electricity is a major competitor of propane, but propane generally enjoys a competitive price advantage over electricity for space heating, water heating and cooking. Furnaces and appliances that burn propane will not operate on fuel oil and vice versa, and, therefore, a conversion from one fuel to the other requires the installation of new equipment. Our customers generally have an incentive to switch to fuel oil only if fuel oil becomes significantly less expensive than propane. Except for certain industrial and commercial applications, propane is generally not competitive with natural gas in areas where natural gas pipelines already exist because natural gas is generally a less expensive source of energy than propane. As long as natural gas remains a less expensive energy source than propane, our business will lose customers in each region into which natural gas distribution systems are expanded. The gradual expansion of the nation’s natural gas distribution systems has resulted, and may continue to result, in the availability of natural gas in some areas that previously depended upon propane.

Gas and oil prices are volatile. Declining prices have adversely affected our financial position, financial results, cash flows, access to capital and ability to grow.

Our revenues, operating results, profitability and future rate of growth depend primarily upon the prices we pay and then receive for the gas and oil we sell. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. The amount we can borrow from banks is subject to periodic redeterminations based on prices specified by our bank group at the time of redetermination. In addition, we may have asset carrying value write-downs if prices fall, as has been the case in the past three months.

Historically, the markets for gas and oil have been volatile and they are likely to continue to be volatile. Wide fluctuations in gas and oil prices may result from relatively minor changes in the supply of and demand for gas and oil, market uncertainty and other factors that are beyond our control, including:

•	Worldwide and domestic supplies of gas and oil;
•	Weather conditions;
•	The level of consumer demand;
•	The price and availability of alternative fuels;
•	The proximity and capacity of gas pipelines and other transportation facilities;
•	The price and level of foreign imports;
•	Domestic and foreign governmental regulations and taxes;
•	The ability of members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;
•	Political instability or armed conflict in oil-producing regions; and
•	Overall domestic and global economic conditions.

These factors and the volatility of the energy markets make it extremely difficult to predict future gas and oil price movements with any certainty. Declines in gas and oil prices reduce revenue, and could in the future have a material adverse effect on our financial condition, results of operations, and cash flows. Further, gas and oil prices do not necessarily move in tandem.

Third parties may invalidate our patents.

Third parties may seek to challenge, invalidate, circumvent or render unenforceable any patents or proprietary rights owned by or licensed to us based on, among other things:

•	Subsequently discovered prior art;
•	Lack of entitlement to the priority of an earlier, related application; or
•	Failure to comply with the written description, best mode, enablement or other applicable requirements.

United States patent law requires that a patent must disclose the “best mode” of creating and using the invention covered by a patent. If the inventor of a patent knows of a better way, or “best mode,” to create the invention and fails to disclose it, that failure could result in the loss of patent rights. Our decision to protect certain elements of our proprietary technologies as trade secrets and to not disclose such technologies in patent applications, may serve as a basis for third parties to challenge and ultimately invalidate certain of our related patents based on a failure to disclose the best mode of creating and using the invention claimed in the applicable patent. If a third party is successful in challenging the validity of our patents, our inability to enforce our intellectual property rights could seriously harm our business.

We may be liable for infringing the intellectual property rights of others.

Our technology may be the subject of claims of intellectual property infringement in the future. Our technology may not be able to withstand any third-party claims or rights against their use. Any intellectual property claims, with or without merit, could be time-consuming, expensive to litigate or settle, could divert resources and attention and could require us to obtain a license to use the intellectual property of third parties. We may be unable to obtain licenses from these third parties on favorable terms, if at all. Even if a license is available, we may have to pay substantial royalties to obtain it. If we cannot defend such claims or obtain necessary licenses on reasonable terms, we may be precluded from offering most or all of technology and our business and results of operations will be adversely affected.

We do not know if our technology is commercially viable.

We do not yet know whether our technology can be produced and sold on a commercial basis in a cost effective manner after taking into account the cost of developing the technology and the subsequent costs associated with a user of the technology employing the device in the field, including among other costs, the costs of the feedstock, processing costs, license and royalty fees and the costs of transportation which would impact the cost at which may sell or license our technology. Because we have not experienced any full scale commercial operations related to our technology, we have not yet developed a guaranteed efficient cost structure. We may experience technical problems that could make the development of the device more expensive than anticipated. Failure to address both known and unforeseen technical challenges may materially and adversely affect our business, results of operations and financial condition. Therefore, we do not include potential cash flow from our intellectual property portfolio in our projections for future earnings.

We may fail to establish and maintain strategic relationships.

We believe that the establishment of strategic partnerships will greatly benefit the growth of our business, and we intend to seek out and enter into strategic alliances.  We may not be able to enter into these strategic partnerships on commercially reasonable terms, or at all. Even if we enter into strategic alliances, our partners may not attract significant numbers of customers or otherwise prove advantageous to our business. Our inability to enter into new distribution relationships or strategic alliances could have a material and adverse effect on our business.

We may have difficulty in attracting and retaining management and outside independent members to our Board of Directors as a result of their concerns relating to their increased personal exposure to lawsuits and stockholder claims by virtue of holding these positions in a publicly held company.

The directors and management of publicly traded corporations are increasingly concerned with the extent of their personal exposure to lawsuits and stockholder claims, as well as governmental and creditor claims which may be made against them, particularly in view of recent changes in securities laws imposing additional duties, obligations and liabilities on management and directors. Due to these perceived risks, directors and management are also becoming increasingly concerned with the availability of directors and officers’ liability insurance to pay on a timely basis the costs incurred in defending such claims. We currently do carry limited directors and officers’ liability insurance. Directors and officers’ liability insurance has recently become much more expensive and difficult to obtain.  If we are unable to continue or provide directors and officers’ liability insurance at affordable rates or at all, it may become increasingly more difficult to attract and retain qualified outside directors to serve on our Board of Directors.

We may lose potential independent board members and management candidates to other companies that have greater directors and officers’ liability insurance to insure them from liability or to companies that have revenues or have received greater funding to date which can offer more lucrative compensation packages. The fees of directors are also rising in response to their increased duties, obligations and liabilities as well as increased exposure to such risks. As a company with a limited operating history and limited resources, we will have a more difficult time attracting and retaining management and outside independent directors than a more established company due to these enhanced duties, obligations and liabilities.

Risks of leverage and debt service requirements may hamper our ability to operate and grow our revenues.

Our debt to equity ratio may be high at the commencement of operations due to the requirement of accruing expenses for operations.  High leverage creates risks, including the risk of default as well as operating and financing constraints likely to be imposed by prospective lenders. The interest expense associated with our anticipated debt burden may be substantial and may create a significant drain on our future cash flow, especially in the early years of operation. Any such operating or financing constraints imposed by the our lenders as well as the interest expense created by our debt burden could place us at a disadvantage relative to other better capitalized service providers and increase the impact of competitive pressures within our markets.

Risk Factors Related to Our Securities

We are subject to the “penny stock” regulations.

Our common stock is quoted on the Pink Sheets under the symbol “USOG”. Generally, holders of securities not eligible for inclusion on a national exchange may have difficulty in selling their securities should they desire to do so. In such event, due to the low price of the securities, many brokerage firms will not effect transactions in such securities and it is unlikely that any bank or financial institution will accept such securities as collateral, which would have an adverse effect in developing or sustaining any market for such securities.

The SEC has adopted regulations which generally define “penny stock” to be any equity security that has a market price, as defined, of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Because our common stock does not qualify for inclusion on a national exchange, it may be subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser’s written consent to the transactions prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to the broker-dealer and the registered representative or underwriter, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. As such, the “penny stock” rules may restrict the ability of broker-dealers to sell our securities and may affect the ability of investors to sell such securities in the secondary market.

The market for penny stocks has suffered in recent years from patterns of fraud and abuse.

Shareholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

•	Control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;
•	Manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;
•	Boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced salespersons;
•	Excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and
•
The wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequential investor losses.

Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities. The occurrence of these patterns or practices could increase the volatility of our share price.

Our stock price is volatile, which could result in substantial losses for investors and significant costs related to litigation.

The market price for our common stock is highly volatile. Since inception, the price of a share of our common stock has traded on a split-adjusted basis from a low of $0.02 to a high of $0.17. This extreme volatility could result in substantial losses for investors. The market price of our securities may fluctuate significantly in response to a number of factors, some of which are beyond our control. These factors include:

•	Quarterly and seasonal variations in operating results;
•	Changes in financial estimates and ratings by securities analysts;
•	Announcements by us or our competitors of new product and service offerings, significant contracts, acquisitions or strategic relationships;
•	Publicity about our company, our services, our competitors or business in general;
•	Additions or departures of key personnel;
•	Fluctuations in the costs of materials and supplies;
•	Any future sales of our common stock or other securities; and
•	Stock market price and volume fluctuations of publicly-traded companies in general and in the automotive aftermarket industry in particular.

In addition, this volatility may give rise to investor lawsuits diverting management’s attention and valuable company resources from our business.

There is a limited trading market for the sale of our securities.

There may not be sufficient liquidity in the market for our securities in order for investors to sell their securities. There is currently only a limited trading market for our common stock, which is quoted on the Pink Sheets, an electronic quotation service for securities traded over-the-counter, and there can be no assurance that a trading market will develop further or be maintained in the future. If a more active trading market for our common stock were to develop, the prices at which our common stock would trade will depend upon many factors, including the number of holders, investor expectations and other factors that may be beyond our control.

We are controlled by a limited number of stockholders, which will limit your ability to influence the outcome of key decisions and which adversely impact the trading price of our stock.

To the best of our knowledge, four entities beneficially own more than 68.2% of our common stock. As a result, this group of stockholders has the ability to exercise substantial control over our affairs and corporate actions requiring stockholder approval, including electing and removing directors, selling all or substantially all of our assets, merging with another entity or amending our certificate of incorporation. This de facto control could be disadvantageous to our other stockholders with interests that differ from those of the control group, if these stockholders vote together. For example, the control group could delay, deter or prevent a change in control even if a transaction of that sort would benefit the other stockholders. In addition, concentration of ownership could adversely affect the price that investors might be willing to pay in the future for our securities.

Our outstanding common stock is subject to dilution.

At March 31, 2010, there are 121,888 preferred shares that at market price on June 10, 2010 may be converted into 152 million common shares plus notes payable of $202,800 that may be converted into up to 51 million common shares. In addition, 30 million shares may be issued to United, as part of our acquisition of United on December 31, 2009. Furthermore, we may finance our future operations or future acquisitions in whole or in part through the issuance of common stock or securities convertible into or exercisable for common stock. In addition, we may use our common stock or securities exercisable for common stock as a means of attracting or retaining employees and management for our business. If we use our common stock for these purposes, our existing stockholders will experience dilution in the voting power of their common stock and the price of our common stock and earnings per share could be negatively impacted.

We do not anticipate paying dividends in the foreseeable future. This could make our stock less attractive to potential investors.

We anticipate that we will retain all future earnings and other cash resources for the future operation and development of our business, and we do not intend to declare or pay any cash dividends in the foreseeable future.

Future payment of cash dividends will be at the discretion of our board of directors after taking into account many factors, including our operating results, financial condition and capital requirements. Corporations that pay dividends may be viewed as a better investment than corporations that do not.

Anti-takeover provisions in our certificate of incorporation, bylaws and Delaware law could prevent or delay a change in control of our company.

Provisions in our certificate of incorporation and bylaws, as well as provisions of Delaware law, may discourage, delay or prevent a merger, acquisition or change of control.  These provisions could also discourage proxy contests and make it more difficult for stockholders to take other corporate actions.  These provisions:

•
permit our Board of Directors to issue shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in our control;

•	provide that the authorized number of directors may be changed only by resolutions of the Board of Directors;
•
provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•
do not provide for cumulative boting rights (therefore allowing the holders of a majority of sharse of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose); and

•
provide that special meetings of our stockholders may be called only by the chairman of the Board of Directors, our Chief Executive Officer, our President or the holders of at least 66 2/3% of the shares entitled to vote at such meeting or the Board of Directors.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any broad range of business combinations with any stockholder who owns, or at any time in the last three years owned, 15% or more of our outstanding voting stock for a period of three years following the date on which the stockholder became an interested stockholder.  This provision could have the effect of delaying or preventing a change in control, whether or not it is desired by or beneficial to our stockholders.

You may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Since October 28, 2009, 5.9 million shares of our common stock have traded on average on a daily basis on the Pink Sheets. The number of persons interested in purchasing our common stock at or near ask prices at any given time may be relatively small. This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable.

There may be periods of several days or more when trading activity in our shares is not sufficient on a volume basis, as compared to a more mature issuer which has a larger volume of trading activity that will generally support continuous sales without an adverse effect on share price. It is possible that a broader or more active public trading market for our common stock will not develop or be sustained, or that current trading levels will continue.

You may be unable to sell your common stock at or above your purchase price, which may result in substantial losses to you.

The following factors may add to the volatility in the price of our common stock: actual or anticipated variations in our quarterly or annual operating results; government regulations, announcements of significant acquisitions, strategic partnerships or joint ventures; our capital commitments; and additions or departures of our key personnel.

Many of these factors are beyond our control and may decrease the market price of our common stock, regardless of our operating performance. We cannot make any predictions or projections as to what the prevailing market price for our common stock will be at any time, including as to whether our common stock will sustain its current market price, or as to what effect that the sale of shares or the availability of common stock for sale at any time will have on the prevailing market price.

Volatility in our common stock price may subject us to securities litigation.

The market for our common stock is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

Shares eligible for future sale by our current shareholders may adversely affect our stock price.

To date, we have had a very limited trading volume in our common stock.  As long as this condition continues, the sale of a significant number of shares of common stock at any particular time could be difficult to achieve at the market prices prevailing immediately before such shares are offered.  In addition, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options and warrants, under Securities and Exchange Commission Rule 144 or otherwise could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital at that time through the sale of our securities.

The elimination of monetary liability against our directors, officers and employees under our certificate of incorporation and the existence of indemnification rights for our directors, officers and employees may result in substantial expenditures by the Company and may discourage lawsuits against our directors, officers and employees.

Our certificate of incorporation contains provisions which eliminate the liability of our directors for monetary damages to the Company and our shareholders. Our bylaws also require us to indemnify our officers and directors. We may also have contractual indemnification obligations under our agreements with our directors, officers and employees. The foregoing indemnification obligations could cause us to incur substantial expenditures to cover the cost of settlement or damage awards against directors, officers and employees, which we may be unable to recoup. These provisions and resultant costs may also discourage us from bringing a lawsuit against directors, officers and employees for breaches of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our shareholders against our directors, officers and employees even though such actions, if successful, might otherwise benefit us and our shareholders.

Item 2.  Financial Information

This discussion and analysis contains statements of a forward-looking nature relating to future events or our future financial performance or financial condition. Such statements are only predictions and the actual events or results may differ materially from the results discussed in or implied by the forward-looking statements. The historical results set forth in this discussion and analysis, are not necessarily indicative of trends with respect to any actual or projected future financial performance. This discussion and analysis should be read in conjunction with the financial statements and the related notes thereto included elsewhere in this report.

Selected Financial Data

The following selected financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this report. The selected balance sheet data as of December 31, 2009, 2008 and 2007 and the selected statements of expenses and cash flows for the years ended December 31, 2009, 2008 and 2007 have been derived from our audited financial statements, which are included elsewhere in this report. We have combined multiple years’ results onto respective balance sheet, expense and cash flow statements so that it may facilitate comparison on an historical annual basis. Historical results are not necessarily indicative of the results to be expected in the future

Management’s Discussion and Analysis of Financial Condition and Results of Operations analyzes the major elements of our consolidated balance sheets, statement of operations and statement of cash flows. This section should be read in conjunction with our consolidated financial statements and accompanying notes and other detailed information appearing elsewhere in this registration statement.

UNITED STATES OIL AND GAS CORP
CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2009 AND 2010

ASSETS	2010	2009
CURRENT ASSETS:
Cash and cash equivalents	$503,186	$387,707
Accounts receivable – trade, net	1,425,227
Note receivable
Inventory	273,634
Prepaid Expenses	6,340	8,000
Deferred tax asset
Total Current Assets	2,208,387	395,707
PROPERTY AND EQUIPMENT, net	325,102	7,148
Other Assets
Deposits	1,490
Intangible Assets	6,050
Accumulated Amortization	(4,836)
Goodwill	4,209,734
Total Other Assets	4,212,438
Total Assets	6,745,927	402,855
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Notes Payable – Current	4,400,000
Related Party Notes Payable – Current	162,000
Convertible Notes Payable	202,800	236,000
Lines of Credit	47,833
Accounts Payable	62,876	21,300
Accrued Expenses	86,245
Interest Payable	12,500
Taxes Payable	259,509
Total Current Liabilities	5,233,763	257,300
Notes Payable – Long Term	825,229
Notes Payable – Related Party	12,875
Total Liabilities	6,071,867	257,300
STOCKHOLDERS’ EQUITY
Common Stock, .000003 par value, 1,875,000,000 shares authorized,
1,029,378,400 issued and outstanding at March 31, 2010	3,098	3,979
Preferred Stock, .001 par value, 10,000,000 shares authorized, 121,888 issued and outstanding pari passu or senior to any new preferred shares, convertible to common stock at 80% of market price, callable any time at $6 per share,
dividends shall not accrue unless declared, $5 per share liquidation preference	126
Additional Paid In Capital	2,517,760	1,949,499
Retained Earnings (Deficit)	(1,983,594)	(1,438,112)
Net Income (Loss)	136,670	(369,811)
Total Stockholders’ equity	674,060	145,555
Total Liabilities and Stockholders’ Equity	6,745,927	402,855

UNITED STATES OIL AND GAS CORP
CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2010

	2010	2009
SALES, net	$5,560,183	$-
Cost of Goods Sold	(4,823,654)
Gross Profit	736,529
Operating Expenses
Salaries and Benefits	220,401
Consultant Fees	7,710	200,000
Service and Prospecting Fees	44,309	106,353
Travel and Entertainment	292	1,547
Professional Fees	53,590	53,626
General and Administrative	21,783	8,570
Repairs and Maintenance	31,255
Depreciation	34,494
Amortization
Bad Debt Expenses
Other Operating Expense	167,999
Total Operating Expenses	581,833	370,096
Income (loss) from Operations	154,696	(370,096)
Non-Operating Income (expense):
Interest Income	24,429	286
Interest Expense	(44,051)
Acquisition Costs
Recovery of bad debt	2,360
Total Non-Operating Income, net	(18,027)
Income (loss) Before Income Taxes	136,670	(369,811)
Income Tax Expense
NET INCOME (LOSS)	136,670	(369,811)
Earnings Per Share
Basic	0.0001	-
Diluted	0.0001	-

UNITED STATES OIL AND GAS CORP
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2010

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income (loss)	$136,670	$(369,811)
Adjustments to reconcile net income to net cash
Depreciation and amortization	34,494
Changes in operating assets and liabilities:
Accounts Receivable	(15,591)
Inventories	(24,048)
Prepaids	33,576
Deferred tax
Accounts payable	(106,191)	20,994
Accrued expenses	(37,394)	(10,000)
Net cash provided by (used in) operating activities	21,517	(358,817)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(300)
Disposals of property and equipment
Cash paid towards acquisitions and subsidiaries
Net cash provided by (used in) investing activities	(300)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from notes payable	8,284	236,000
Additional Paid in Capital		185,690
Proceeds from sale of common stock	125,000
Proceeds from sale of preferred stock
Net cash provided by (used in) financing activities	133,284	421,690
NET CHANGE IN CASH AND CASH EQUIVALENTS	154,501	62,874
CASH, BEGINNING OF YEAR	348,685	324,834
CASH, END OF YEAR	503,186	387,707

UNITED STATES OIL AND GAS CORP
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2007, 2008 AND 2009

	2009	2008	2007
Cash and cash equivalents	$337,350	$324,834	$207,937
Total Current Assets	2,381,422	332,834	215,937
Total Assets	5,688,253	339,982	225,188
Notes Payable – Current	3,750,000
Convertible Notes Payable	420,400
Total Current Liabilities	5,067,921	10,305	2,426
Total Liabilities	5,817,921	10,305	2,426
Retained Earnings	(2,278,151)	(1,438,110)	(402,674)
Total Equity	(129,668)	329,677	222,762

UNITED STATES OIL AND GAS CORP
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	2009	2008	2007
Sales, net	$9,354,435	$-	$-
Cost of Goods Sold	(8,358,340)
Gross Profit	996,095
Consultant Fees	360,022	337,860	225,000
Professional Fees	177,696		33,293
Service and prospecting fees	346,628	513,910	143,706
Total Operating Expenses	1,715,493	991,697	403,406
Income (loss) from Operations	(719,398)	(991,697)	(403,406)
Net Income (Loss)	(840,041)	(1,035,436)	(402,674)

UNITED STATES OIL AND GAS CORP
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	2009	2008	2007
Net Income (loss)	$(840,041)	$(1,035,436)	$(402,674)
Net cash provided by (used in) operating activities	(1,020,956)	(1,023,655)	(406,841)
Net cash provided by (used in) investing activities	(517,624)	(1,799)	(10,658)
Net cash provided by (used in) financing activities	1,551,096	1,142,351	625,436
Cash at end of period	337,350	324,834	207,937

Management Discussion and Analysis on Results of Operations and Financial Condition

 The following discussion should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere in this Registration Statement on Form 10. The discussion below contains forward-looking statements that involve risks and uncertainties. For additional information regarding some of these risks and uncertainties, please read “Forward Looking Statements” and Item 1A “Risk Factors” included elsewhere in this registration statement on Form 10.

Overview

We were founded in April 2007, and the remainder of that year and the next was primarily spent financing the company, developing growth strategy and marketing, and implementing acquisition strategy and prospecting process. Executive compensation and services for financing advice, marketing, and patent development were paid for via independent contractor or consulting agreements. We paid for audits to be performed and also for one major prospective acquisition.

In 2009, our primary strategic goal was finalizing our first acquisition, which we did with the purchase of Turnbull on May 15, 2009. In 2010, we completed the acquisition of United, grew our Board of Directors, are filing with the SEC, and continue to increase investor awareness for the public float of the stock. To date, we have issued many press releases with the latest company news in order to achieve this goal. Both the Turnbull acquisition and the United acquisition were made primarily through the issuance of notes payable which, until paid, stipulate that Turnbull and United retain control over assets, including cash, and profits until the notes are paid. Thus, the payment of these notes is a top priority for the company.

We issued 131,041 shares of Preferred Series A convertible shares in 2009, 106,750 of which were issued to Resourceful Funding, Inc. as compensation for services such as marketing support, investor relations, and identification of funding sources. The balance of 24,291 shares was sold at $5 per share raising aggregate proceeds of $121,455. A total of 4,778 preferred shares were converted into 5,973 shares of common stock prior to December 31, 2009. A total of 137,295 shares of common stock were issued under Reg S restriction in 2009. On September 1, 2009, our Board authorized a forward 30 to 1 split of Common stock which created an additional 1,158 million shares issued to existing shareholders. Following the split, an additional 79,490 shares of common stock were issued in 2009 from the conversion of convertible notes. In October 2009, a major shareholder retired 200 million shares of common stock for par value price of 0.000003 per share. This reduced the number of shares outstanding from 1,199 million to 999 million shares.

We purchase fuel from local suppliers and then sell and deliver it to a broad range of regional customers. This diversification of our customer base mitigates our dependence on any one segment and allowed us to remain operationally profitable and increase revenue even during the recession in 2009. Customers are primarily wholesale businesses, farmers, drillers, private individuals and construction businesses. While fuel sales remained fairly constant throughout the year, propane sales are significantly higher in the winter months when heating fuel is in high demand.

Comparison of Quarter Ended March 31, 2010 and 2009

We had no revenue from sales prior to May 15, 2009. As a result of our Securities Purchase Agreement to purchase Turnbull, we began to record revenues from our operating subsidiary, Turnbull, which was consolidated as of May 15, 2009. The acquisition of United Oil was completed on January 1, 2010 so financial results for the first calendar quarter of 2010 include both Turnbull and United subsidiaries. Sales for the quarter ended March 31, 2010 were $5.56 million with cost of goods sold of $4.82 million and resulting gross profit of $737,000. Net income of $137,000 was achieved with total operating expenses of $582,000 and non-operating costs of $18,000. There were no sales in the first quarter of 2009.

The cash balance at March 31, 2010 increased from December 31, 2009 by $155,000, based primarily on $22,000 provided by operating activities and $125,000 from the sale of common stock. There were no significant equipment acquisitions. Total current assets were $2.2 million and total assets were $6.7 million, including $4.2 million of goodwill associated with the two acquisitions. At March 31, 2009 the total asset balance was $403,000 made up primarily of $387,000 of cash. At March 31, 2010, current liabilities were $5.2 million, with the majority made up of $4.4 million of notes payable. Additional long term note payable of $825,000 contributes to the total liability balance of $6.07 million. At March 31, 2009 the total liabilities were $257,000 made up primarily of $236,000 of convertible notes payable.

Total equity at March 31, 2010 is $674,000, an increase of $528,000 over the balance at March 31, 2009 and an increase of $804,000 over the balance at December 31, 2009. This is primarily due to the acquisition of United as well as the February, 2010 conversion into common stock of $248,000 of convertible notes payable.

Comparison of Year Ended December 31, 2009 and 2008 – Revenues and Profits

We had no revenue from sales prior to 2009. As a result of our Securities Purchase Agreement, we began to record revenues from our operating subsidiary, Turnbull, which was consolidated as of May 15, 2009. For the year ended December 31, 2009, we achieved revenues of $9.35 million with a net operating loss of $840,000. Excluding taxes and depreciation, we incurred a loss of $477,000 in 2009. These figures include the financial results of Turnbull (and its subsidiary, Basinger Propane) from May 1, 2009. Presented separately, Turnbull and Basinger had a gross profit of $996,000 and net operating profit of $225,000. Excluding taxes and depreciation, profits in 2009 at Turnbull and Basinger were $584,000.

Refined Fuels

For the year ended December 31, 2009, we achieved revenues of $6.8 million from the sale of refined fuels (varieties of diesel and gasoline), accounting for approximately 70% of total sales.

Propane

For the year ended December 31, 2009, we achieved revenues of $2.5 million from the sale of propane, accounting for approximately 27% of total sales.

Hauling other companies fuels and other income

For the year ended December 31, 2009, we achieved revenues of $0.3 million from the rental of our trucks to other local businesses, accounting for approximately 3% of total sales.

Operating Expenses

Prior to 2009, we incurred expenses including prospecting, marketing, research and acquisition of intellectual property, audit, legal and other professional fees associated with the developmental stage. We incurred consultant fees of $360,000 in 2009 and $338,000 and in 2008. During this time, we relied heavily on outside support for financing sources as well as development of intellectual property. In 2008, approximately $250,000 was paid to develop prospecting system, buy list of prospective acquisition, and pay for postage and telephone support for acquisition prospecting. We acquired and performed a reverse merger with Sustainable Energy Development Corp in April, 2008, and subsequently renamed our company, United States Oil and Gas Corp.

In 2009, we incurred professional fees of $178,000 primarily as a result of audit and legal fees required to complete the acquisition of Turnbull. Salaries and benefits of $296,000 in 2009 is the cost of labor from Turnbull and Basinger. Service and prospecting costs of $347,000 and $514,000, in 2009 and 2008 respectively are for development of prospecting system and costs of labor and mail campaigns in addition to fee paid to director for marketing and web site development.

At the corporate level, we have significantly cut overhead expenses and use of consultants to reduce our 2010 expenses. We cut costs significantly by ending consulting agreements with Kaleidoscope Real Estate, Inc. (which was $20,000 per month) as well as ending a $5,000 per month payment to Keith Field for marketing services which included development and maintenance of the Internet website and preparation of company marketing material. Prospecting costs have also dropped significantly as our focus has shifted from a broad strategy of locating potential sellers to a more focused approach of building on existing markets in Kansas and North Dakota.

Interest Expenses

Interest expense of $154,000 is comprised of 8% annual interest on a $750,000 note payable to an accredited Canadian investor and 3.5% annual interest on a $3.75 million note payable to Jeff Turnbull. Recovery of bad debt in the amount of $286,000 was made on one large customer in Kansas that had outstanding payables to the company for over two years. Continued efforts will be made to collect on additional accounts that have previously been written off. There was no interest expense prior to 2009.

Comparison of Year Ended December 31, 2008 and 2007

We did not have any revenue in 2007 or in 2008. Our operations began in May 2007, and operating expenses consisted of consultant fees for support of finding funding sources and marketing and web site development. These monthly expenses remained roughly the same for 2008 but were incurred for a full calendar year. Service and prospecting fees increased from $144,000 in 2007 to $514,000 in 2008 due to development and implementation of prospecting system for acquisitions. Other operating expenses increased from $0 in 2007 to $136,000 in 2008 primarily due to legal fees associated with negotiations with potential acquisitions as well as increase in postage and delivery charges for investor subscription agreements.

Liquidity and Capital Resources

On a consolidated basis, the balance sheet current assets are $2.38 million against current liabilities of $5.07 million. The largest component of the current liabilities is a $3.75 million note payable to Jeff Turnbull for the acquisition of Turnbull. The original acquisition agreement was amended so that the deadline for payment of the note was extended to December 31, 2010. This extension includes amending the note to $4.00 million including any imputed interest. The United acquisition includes a note payable for $500,000 that is due by December 31, 2011. There is also a note payable to investor for $750,000 that is due on April 15, 2011.

Accounts receivable are shown net of allowance for doubtful accounts in the amount of $248,000. Accounts receivable are from customers of Turnbull and Basinger and the aging breakdown is as follows: 54% Current, 12% 31 to 60 days, 6% 60-90 days, and 28% over 90 Days. Turnbull evaluates accounts receivable annually and writes off accounts considered uncollectible. Turnbull also charges 21% interest on all accounts receivable over 30 days, which historically has covered amounts lost due to uncollectible accounts. The note receivable balance of $350,000 is in the advance payment to United for its acquisition which closed on January 1, 2010. The Deposits balance of $170,600 is also made up of a payment made to United subsidiary but will be used for operating capital in the company, not for payment to owners as part of the acquisition cost. Goodwill of $3.04 million is the result of the Turnbull/Basinger acquisition.

The notes payable-current balance of $3,750,000 is the note payable to Jeff Turnbull for the Turnbull/Basinger acquisition and the $750,000 long-term note payable is to a Canadian accredited investor. Detailed information regarding these notes as well as the Convertible Preferred Series A shares outstanding and convertible notes outstanding can be found below under Contractual Obligations. The $420,400 of convertible notes payable listed under current liabilities are payable in common stock. $247,500 of these notes converted to 16,455,520 shares of common stock in the first quarter of 2010 and are no longer liabilities.

Our cash balance at December 31, 2009 was $337,000 compared $728,000 at December 31, 2008. Operating activities used $1 million of cash to cover operating loss of $840,000 and the net increase in assets over liabilities.

In 2010, we raised an additional $125,000 via the sale of shares in a private placement offering of our common stock in the State of New York, as shown in the table below. We are pursuing additional cash from the sale of convertible notes to existing shareholders as well as equity financing through investment banks and accredited investors to fund the remaining balance on the note to Jeff Turnbull and owners of United Oil. Once these notes are paid, we will have full discretion over the proceeds from operations, which during the periods these notes are outstanding are under the sole discretion of Mr. Turnbull and the owners of United, respectively, as agreed between us and Mr. Turnbull and us and the owners of United. Limitations on our ability to receive funds from our operating subsidiaries are primarily a function of our ability to retire the notes, the risk of which is discussed in Item 1A “Risk Factors” above. Operations for 2008 and 2007 were funded exclusively through the sale of Regulation S common stock shares as described in Item 10.

Date of Sale	# of Shares	Sale Price	Aggregate	# of Shareholders
2/1/10	4,545,454	$ 0.01	$ 50,000.00	1
3/12/10	8,333,333	$ 0.01	$ 75,000,00	1
Total	12,878,787		$ 125,000.00

During 2010, we intend to try to raise money through the sale of equity or debt securities to investors. Additionally, we have engaged in preliminary discussions with certain of our affiliates and other parties regarding the potential issuance of convertible debt to finance our growth. However, we do not know if we will be successful in selling our securities or raising capital through the issuance of debt on terms favorable to us, or at all.

Product Costs and Supply

The level of profitability in the refined fuels and propane businesses are largely dependent on the difference between sales price and product cost. The unit cost of our products are subject to volatility as a result of product supply or other market conditions, including, but not limited to, economic and political factors impacting crude oil and propane supply or pricing. We enter into product supply contracts that are generally matched to customer sales contracts, and we also purchase product on the open market. We attempt to reduce our exposure to volatile product costs by short-term pricing arrangements, rather than long-term fixed price supply arrangements. Our propane supply contracts typically provide for pricing based upon index formulas using the posted prices established at major supply points such as Conway, Kansas (plus transportation costs) at the time of delivery.

To supplement our annual purchase requirements, we may utilize forward fixed price purchase contracts to acquire a portion of the propane that we resell to our customers, which allows us to manage our exposure to unfavorable changes in commodity prices and to assure adequate physical supply. The percentage of contract purchases, and the amount of supply contracted for under forward contracts at fixed prices, will vary from year to year based on market conditions.

Product cost changes can occur rapidly over a short period of time and can impact profitability. There is no assurance that we will be able to pass on product cost increases fully or immediately, particularly when product costs increase rapidly. Therefore, average sales prices can vary significantly from year to year as product costs fluctuate with refined fuels, propane, fuel oil, and crude oil commodity market conditions. In addition, in periods of sustained higher commodity prices, as has been experienced over the past several fiscal years, retail sales volumes have been negatively impacted by customer conservation efforts.

Seasonality

The retail propane distribution business is seasonal because of the primary use for heating in residential and commercial buildings. Historically, approximately two-thirds of our retail propane volume is sold during the six-month peak heating season from October through March. However, the refined fuels business tends to experience less seasonality given its more limited use for space heating and approximately one-half of our refined fuels volumes are sold between October and March.

Critical Accounting Policies and Estimates

Certain amounts included in or affecting our consolidated financial statements and related disclosures must be estimated, requiring management to make certain assumptions with respect to values or conditions that cannot be known with certainty at the time the financial statements are prepared. The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We are also subject to risks and uncertainties that may cause actual results to differ from estimated results. Estimates are used when accounting for depreciation and amortization of long-lived assets, self-insurance and litigation reserves, environmental reserves, allowances for doubtful accounts, and asset valuation assessments. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Any effects on our business, financial position or results of operations resulting from revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known to us. Management has reviewed these critical accounting estimates and related disclosures.

Allowances for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We estimate our allowances for doubtful accounts using a specific reserve for known or anticipated uncollectible accounts, as well as an estimated reserve for potential future uncollectible accounts taking into consideration our historical write-offs. If the financial condition of one or more of our customers were to deteriorate resulting in an impairment in their ability to make payments, additional allowances could be required. As a result of our large customer base, which is comprised of approximately 670 customers, no individual customer account is material. Therefore, while some variation to actual results occurs, historically such variability has not been material.

Off-balance sheet arrangements

As of March 31, 2010 we did not have any off-balance sheet arrangements.

Contractual obligations

	December 31, 2009
	< 1 year	1 to 3 years	3-5 years	Over 5 years	TOTAL
i) Long-Term Debt		$879,7001	$320,6002		$1,200,300
ii) Capital Leases
iii) Operating Leases
iv) Purchase Obligations	$3,750,0003	$500,0004			$4,250,000
TOTAL	$3,750,000	$1,379,700	$320,600		$5,450,300

1
Amount is made up of two notes payable. The first is a $750,000 note payable to an accredited investor, who resides in Canada. The note bears 8% annual interest that is payable quarterly and the note comes due on April 9, 2011 unless converted to Reg 144 common stock by note holder. The conversion can be made at 80% of most recent public trading value anytime before note becomes due. The second note for $129,700 is a convertible note payable to major shareholder, The Good One, Inc. This note bears 5% interest and becomes due on December 31, 2010. No interest payments are required and the note can be converted to Reg 144 common stock by the note holder or the company. The conversion price shall be equal to the average closing bid price of the Common Stock for the ten days prior to the date of conversion multiplied by 0.8. $29,900 of the note from The Good One, Inc. was paid in the first quarter, 2010 so this portion of the balance is not reflected on the financial statements ending December 31, 2009

2
Balance is made up of convertible notes sold to accredited investors in January through April, 2009. The notes bear 10% interest, payable in stock upon conversion. The note can be converted at any time by the holder to Reg 144 common stock at 80% of the average price per share over the last fiscal quarter. One shareholder with $10,000 note converted to common stock in September, 2009. An additional 16 shareholders, representing $247,500 in notes outstanding converted their shares in January, 2010. At the time of filing, 5 note-holders remain with total notes outstanding of $73,100. The remaining notes automatically convert to Reg 144 stock if the Company begins trading on the Bulletin Board or NYSE Amex exchanges based on the stock price at the end of the first day of trading. Should the notes not convert, principal and interest are payable to noteholders on May 1, 2013.

3
This represents the original note payable to Jeff Turnbull for acquisition of Turnbull Oil. Note that was due on April 14, 2009 and accrued interest at annual rate of 3.5%. Total interest from May 15, 2009 through April 14, 2010 is $120,312 which has already been paid and is non-refundable. The note was renegotiated in February, 2010 to an amount of $4 million including imputed interest and is due on December 31, 2010. If note is not paid or renegotiated, Jeff Turnbull has the option to repurchase Turnbull Oil for the price of whatever has been paid on the note.

4
Note issued January 1, 2010, payable to Mike and Deb Werner for acquisition of United Oil & Gas, Inc. Note is due on December 31, 2011 and is accruing interest at an annual rate of 5.0%. Payment on the note can come from the operating profits generated by United oil and may be adjusted quarterly based on cash flow analysis. Balance is not shown on December 31, 2009 statements, as it was completed in 2010.

Quantitative Information about Market Risk

Our primary financial market risks include commodity prices for refined fuels and propane and interest rates on borrowings.

Commodity Price Risk

The risk associated with fluctuations in the prices we pay for refined fuels and propane is principally a result of market forces reflecting changes in supply and demand for refined fuels and propane and other energy commodities. Our profitability is sensitive to changes in refined fuels and propane supply costs and we generally pass on increases in such costs to customers. We may not, however, always be able to pass through product cost increases fully or on a timely basis, particularly when product costs rise rapidly.

Interest Rate Risk

We have fixed-rate debt. Changes in interest rates impact the fair value of fixed-rate debt but do not impact their cash flows. Our long-term debt is typically issued at fixed rates of interest based upon market rates for debt having similar terms. As these long-term debt issues mature, we may refinance such debt with new debt having interest rates reflecting then-current market conditions. This debt may have an interest rate that is more or less than the refinanced debt.

Item 3.  Properties

Our executive offices are located at 11782 Jollyville Road, Suite 211B, Austin, Texas 78759. This office is leased under an agreement that runs through April 30, 2010, after which we plan on renewing on a semiannual basis.

We owned and did not lease the following land and buildings in Kansas:

•	Office building in Plainville;
•	Truck and trailer maintenance, repair, and storage 1,944 square foot facility in Plainville;
•	Bulk fuel and propane storage 1,320 square foot plant in Plainville;
•	Fuel warehouse and storage plant in Palco; and
•	Office, warehouse, maintenance, and propane storage 2,400 square foot facility in Utica.

We owned the following land and buildings in North Dakota:

•	Six acres of developable land in South Bottineau;
•	Bulk fuel and propane storage plant, office and maintenance facility in Bottineau;
•	Leased retail/gas station and convenience store in Belcourt; and
•	Retail/gas station and convenience store in Bottineau.

The storage and transportation of refined fuels and propane requires specialized equipment. The tanks utilized for this purpose are made of specialized steel that maintain the refined fuels and propane in a liquefied state. As of March 31, 2010, we owned and operated the following bulk storage tanks and transportation fleet:

Asset	Location	Capacity (gallons)
Portable propane storage tanks	Utica, Kansas	300,000
Refined fuels storage plant	Plainville, Kansas	82,913
Portable propane storage tanks	Bottineau, North Dakota	40,000
Refined fuels storage plant	Palco, Kansas	39,000
Gasoline storage plant	Bottineau, North Dakota	37,000
Diesel storage plant	Palco, Kansas	35,000
Diesel storage plant	Bottineau, North Dakota	34,000
Propane storage plant	Plainville, Kansas	30,000
Propane storage plant	Utica, Kansas	30,000
Gasoline storage plant	Palco, Kansas	27,000
Gasoline storage plant	Belcourt, North Dakota	20,000
Propane storage plant	Bottineau, North Dakota	12,388
High octane race gasoline storage plant	Bottineau, North Dakota	6,000
Race alcohol storage plant	Bottineau, North Dakota	4,000

Item 4.  Security Ownership of Certain Beneficial Owners and Management

The following table provides information, as of December 31, 2009, regarding beneficial ownership of our common stock by: (i) each person known to us who beneficially owns more than five percent of our common stock; (ii) each of our directors; (iii) each of our executive officers; and (iv) all of our directors and executive officers as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned1	Percent of Class2
Executive Officers and Directors
Alex Tawse	30,000,000	3.0%
Dave Lindemann	-	-
Mike Taylor	-	-
All directors and executive officers as a group (3 persons)	30,000,000	3.0%
5% Stockholders:
Tech Development LLC 3 C/O Cident Law Group 1425 Broadway, #454 Seattle, WA 98122	330,300,000	33.1%
Kytin Holdings LLC4 C/O Cident Law Group 1425 Broadway, #454 Seattle, WA 98122	137,500,000	13.8%

1
According to the rules and regulations of the SEC, shares that a person has a right to acquire within 60 days of the date of this registration statement are deemed to be beneficially owned by such person and are deemed to be outstanding only for the purpose of computing the percentage ownership of that person. Except as otherwise indicated, and subject to applicable community property and similar laws, each of the persons named has sole voting and investment power with respect to the shares shown as beneficially owned.

2	Based on 998,677,620 shares of common stock actually issued and outstanding.
3	Tech Development LLC is held in Natsui GF Trust, Edward J. da Parma, Trustee, care of Sayid and Associates LLP, 408 West 57th Street, Suite 8E, New York, NY 10019.
4	Kytin Holdings LLC is held in Trust, David Sayid, Trustee, care of Sayid and Associates LLP, 408 West 57th Street, Suite 8E, New York, NY 10019.

Item 5.  Directors and Executive Officers

The following table contains information with respect to our directors and executive officers. To the best of our knowledge, none our directors or executive officers have an arrangement or understanding with any other person pursuant to which he or she was selected as a director or officer. There are no family relationships between any of our directors or executive officers. Directors serve for three-year terms with one class of directors elected annually by our stockholders. Our executive officers are appointed by and serve at the pleasure of the board of directors.

Name	Current Age	Position
Alex Tawse	41	Chairman, Chief Executive Officer, and President
David Lindemann	38	Director
Michael Taylor	39	Director

Alex Tawse was appointed President and Chief Executive Officer in May 2007, and Chairman in March 2010. From January 2005 to February 2007, Mr. Tawse was Vice President of Operations for the Kaizen Institute, an international consulting company. From July 1997 to 2005, Mr. Tawse served as Chief Financial Officer for the Kaizen Institute. Mr. Tawse worked for Price Waterhouse from January 1991 to July 2004. Mr. Tawse holds a Bachelor of Arts degree in Economics and International Relations from Stanford University, an MBA degree from the University of Texas, and he is also a Certified Public Accountant (inactive).

David Lindemann was appointed member of the Board of Directors in March 2010. From November 2007 to September 2009, Mr. Lindemann was President and Chief Executive Officer of Western American Mining Company, guiding the company through all aspects of its early stage development, including capital formation, acquisitions and patent application processes. Mr. Lindemann became Director of Finance for Deverus, a private software company in Austin, Texas in December 2005, remaining there until November 2007. Mr. Lindemann spent the first half of his career in the public accounting arena. He began with Coopers & Lybrand, LLP in 1995 and then worked for an Austin, Texas accounting firm until founding his own practice in 2000. Mr. Lindemann graduated from the University of Texas in 1995, where he earned a Bachelor in Business Administration and a Master’s in Professional Public Accounting. Mr. Lindemann’s independence and experience as an accountant qualify him to serve on our Board.

Michael Taylor was appointed a member of the Board in June 2009. In February 2009, Mr. Taylor founded a consulting business for private and early stage public companies seeking capital markets and investment banking assistance. From March 2008 to February 2009, Mr. Taylor was Vice President at Spencer Clarke LLC, a boutique investment bank, originating, valuing, structuring and placing private investments in public companies with market caps of $50 million to $300 million. In addition to capital raises, Mr. Taylor helped develop the M&A, asset-backed lending, equity line and debt trading practices of the firm. Prior to this he spent eleven years at Bear Stearns & Co., rising to Managing Director/Principal and the High Yield Corporate Bond Strategist. While at Bear Stearns, Mr. Taylor provided his opinions for optimal asset and sector allocations to buy-side institutional portfolio and risk managers and quantitative and fundamental analysts through daily strategy notes, weekly commentary, and quarterly and annual outlook reports. He also presented new credit products to sales trading and research teams, and advised multiple internal departments on structured finance new issuance and cross-market research and capital markets priorities. Mr. Taylor earned a Master of Policy Sciences degree with a focus in Economics from the University of Maryland Graduate School in Baltimore Co. Mr. Taylor’s independence and financial experience qualify him to serve on our Board.

Other Key Employees
Name	Current Age	Position
Jeff Turbull	55	President, Turnbull
Mike Werner	51	President, United

Jeff Turnbull has thirty years of executive sales and managerial experience in the oil and gas industry. Before joining our company, Mr. Turnbull purchased Turnbull Oil in 1991, and has since successfully acquired three other Kansas-based oil and gas services businesses. Prior to Turnbull, Mr. Turnbull held management level roles for exploration and production service firms in Oklahoma City, Oklahoma, Houston, Texas, and Denver, Colorado. Mr. Turnbull is an active member in the Petroleum Marketers Association and National Propane Gas Association and also Board member of the Northwest Kansas Economic Development Group. Mr. Turnbull graduated with a B.S. in Business and Political Science from Fort Hays State University in Hays, Kansas.

Mike Werner has over 45 years of experience in the oil and gas services business. Prior to joining our company in January 2010, Mr. Werner founded Werner Oil in 1994. In 2003, Werner Oil became United Oil when Mr. Werner’s family began working in the business with him. From 1989 to 1994, Mr. Werner was a salesman for Pam Oil in Sioux Falls, South Dakota. In 1978, when he was just 19 years old, Mr. Werner assumed control of his father’s business, Werner Oil, in Minot, North Dakota. Mr. Werner grew the business and eventually sold it in 1987. In 1974, at age sixteen, Mr. Werner began working for his father as a full-time bulk fuels truck driver.

Item 6.  Executive Compensation

Information in the table below sets forth the compensation earned by our President, Chief Executive Officer and Principal Executive and Financial Officer for the fiscal years ended December 31, 2009, 2008 and 2007 as combined pay through USOG.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary	Total
Alex Tawse President and CEO	2009	$ 96,000	$ 96,000 1
	2008	$ 81,000	$ 81,000 1
	2007	$ 49,000	$ 49, 0001
1 Mr. Tawse received additional compensation through HR Management Systems of $79,000 in 2009, $92,000 in 2008, and $39,000 in 2007.
Columns without data (Bonus, Stock Awards and Option Awards which are calculated in accordance with SFAS No. 123(R), and All Other Compensation) have been omitted.

Employment Arrangements with Named Executive Officers

We have entered into an employment agreement effective February 1, 2010 with Mr. Tawse to serve as President and Chief Executive Officer for three years ending February 1, 2013. It replaces a previous ongoing contract dated February 1, 2008, that was cancellable by either party with 30 days written notice. The key terms of the agreement are as follows:

•	He receives a monthly salary of $10,000; and

•
We are aware and have no objection to Mr. Tawse owning and serving as President of HR Management Systems, a vendor of ours which provides administrative and prospecting services. The current monthly fee charged to us by HR Management Systems is $5,000. Mr. Tawse receives a monthly salary of $7,000 from HR Management Systems. A description of the services provided to us by HR Management Systems is contained in Item 7 “Certain Relationships and Related Transactions, and Director Independence” below.

We have entered into an employment agreement effective May 15, 2009 with Jeff Turnbull to serve as President of Turnbull for three years ending May 15, 2012. The key terms of the agreement are as follows:

•	His base salary is $100,000 on an annualized basis;

•	He is eligible to receive additional compensation in the form of profit sharing pursuant to profit sharing plan;

•
If his employment is terminated other than for cause we shall be obligated to continue during the three-year period to (i) pay his base salary through the remainder of the three-year period, (ii) provide the same benefits as were provided prior to his termination, and (iii) pay the same percentage of profits distributed pursuant to the Profit Sharing Plan that he had received in the most recent distribution under the Profit Sharing Plan prior to his termination; provided that our obligation to pay such amounts and provide such benefits, and his right to receive such amounts and benefits, shall be conditioned upon his execution of a general release and covenant not to sue us and related parties in a form acceptable to us. Such payment shall be made in accordance with our standard compensation policies; and

•
During the term of the agreement and for a period of one year following his termination, he shall not directly or indirectly own, manage, operate, control or be employed by or participate in the ownership, management, operation or control of any Prohibited Business (as defined below) within the geographical area in the state of Kansas in which, as of his termination, we or any of our subsidiaries conduct the Prohibited Business. “Prohibited Business” shall mean the business conducted by us or any of our direct or indirect subsidiaries on the date of his termination and during the six-month period prior to his termination.

We have entered into an employment agreement effective January 1, 2010 with Mike Werner to serve as President of United for three years ended January 1, 2013. The key terms of the agreement are as follows:

•	His base salary is $36,000 on an annualized basis;

•
If his employment is terminated other than for cause we shall be obligated to continue during the three-year period to (i) pay his base salary through the remainder of the three-year period, and (ii) provide the same benefits as were provided prior to his termination; provided that our obligation to pay such amounts and provide such benefits, and his right to receive such amounts and benefits, shall be conditioned upon his execution of a general release and covenant not to sue us and related parties in a form acceptable to us. Such payment shall be made in accordance with our standard compensation policies; and

•
During the term of the agreement and for a period of one year following his termination, he shall not directly or indirectly own, manage, operate, control or be employed by or participate in the ownership, management, operation or control of any Prohibited Business (as defined below) within the geographical area in the state of North Dakota in which, as of his termination, we or any of our subsidiaries conduct the Prohibited Business. “Prohibited Business” shall mean the business conducted by us or any of our direct or indirect subsidiaries on the date of his termination and during the six-month period prior to his termination.

We have entered into an employment agreement effective January 1, 2010 with Deb Werner to serve as Vice President of United for three years ended January 1, 2013. The key terms of the agreement are as follows:

•	Her base salary is $18,000 on an annualized basis;

•
If her employment is terminated other than for cause we shall be obligated to continue during the three-year period to (i) pay her base salary through the remainder of the three-year period, and (ii) provide the same benefits as were provided prior to her termination; provided that our obligation to pay such amounts and provide such benefits, and her right to receive such amounts and benefits, shall be conditioned upon her execution of a general release and covenant not to sue us and related parties in a form acceptable to us. Such payment shall be made in accordance with our standard compensation policies; and

•
During the term of the agreement and for a period of one year following her termination, she shall not directly or indirectly own, manage, operate, control or be employed by or participate in the ownership, management, operation or control of any Prohibited Business (as defined below) within the geographical area in the state of North Dakota in which, as of her termination, we or any of our subsidiaries conduct the Prohibited Business. “Prohibited Business” shall mean the business conducted by us or any of our direct or indirect subsidiaries on the date of her termination and during the six-month period prior to her termination.

Director Compensation

To date we have not compensated our directors for their service as Directors. In the future our plan is to develop a compensation system for Directors.

Item 7.  Certain Relationships and Related Transactions, and Director Independence

Transactions with Related Persons

Mr. Field earned $5,000 per month through May, 2009 for his marketing services. This included development and maintenance of the Internet website and preparation of company marketing material. Mr. Field did not earn any compensation for his services as a Director. Mr. Field resigned as Director in May, 2009.

We entered into an agreement with Kaleidoscope Real Estate, Inc., a founding shareholder which no longer owns shares, to provide financial consulting to the company. The agreement paid Kaleidoscope $20,000 per month. The agreement began in May, 2007 and was cancelled in July, 2009. During 2009, a total of $120,000 was paid. There is no current agreement in place.

We entered into an agreement with HR Management Services, a company owned by Alex Tawse, President, Chief Executive Officer, Chairman and shareholder. HR Management provides administrative, prospecting (which includes identification of possible acquisition targets), and benefit services to us, as well as to other companies. The current monthly payment to HR Management is $5,000. This includes ongoing administrative support such as company mailings as well as the cost of medical insurance coverage provided to Mr. Tawse by HR Management Services. Prior to 2010, Mr. Tawse was partially compensated for services to us through HR Management Services, which offers payroll services and benefits to its employees. We started our own payroll service in February of 2010. The monthly fees we paid to HR Management Services has varied according to the services they provided and the total paid to HR Management Services in fiscal year ended December 31, 2009, was $192,000 and $275,000 for the year ended December 31, 2008. These amounts were higher in previous years than the current amount because of the increased level of prospecting services provided, which included extensive mail campaigns and telephone operators who talked with potential acquisition prospects. The contract with HR Management Services is cancellable by either party with 30 days notice.

Michael Taylor is not paid by us for his services as a Director but does receive $2,500 per month for his services to analyze and compile financial information and/or industry related research for the purpose of fulfilling our reporting, registration, and investor and public relations needs; and to identify, introduce, and/or vet potential partners, investors, acquisition targets or acquirers for us.

Code of Ethics

We plan on adopting a code of ethics that applies to our officers (including our principal executive, financial and accounting officers), directors, employees and consultants.

Item 8.  Legal Proceedings

We are not a party to any legal proceedings and, to our knowledge, no action, suit or proceeding has been threatened against us. There are no material proceedings to which any of our directors, officers, or subsidiaries are parties to that are adverse to us or have a material interest adverse to us.

Item 9.  Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Stock Price

While there is no established public trading market for our common stock, our common stock is quoted on the Pink Sheets under the symbol USOG. The following table sets forth the high and low bid prices for our common stock reported by the Pink Sheets for the periods indicated below. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	Price Range Per Share
Year Ending December 31, 2009	High ($)	Low ($)
First Quarter	0.17	0.17
Second Quarter	0.17	0.17
Third Quarter	0.17	0.12
Fourth Quarter	0.12	0.02

Year Ending December 31, 2008
First Quarter	0.17	0.17
Second Quarter	0.17	0.17
Third Quarter	0.17	0.17
Fourth Quarter	0.17	0.17

On December 31, 2009, the high and low bid prices for our common stock, as quoted on the Pink Sheets, were $0.12 and $0.02, respectively. Our stock was subject to stock splits of 30 for 1 on August 25, 2009. Prices listed are adjusted to take the above splits into account.

As of December 31, 2009, we have 998,677,620 shares of common stock outstanding. All of these shares were issued in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, and therefore are treated as “restricted securities” subject to Rule 144 promulgated under the Securities Act. Since we are not subject to the reporting requirements of the Securities and Exchange of 1934, as amended, under Rule 144, the shares may not be sold under Rule 144 until one year has elapsed from the date of purchase regardless if the holder is an affiliate or a non-affiliate. Upon expiration of that one year period, non-affiliates may sell their shares pursuant to Rule 144 without restriction and affiliates, including officers, directors and other persons with “control’ over us or one of our directors, may only sell the shares under Rule 144 subject to the timing, volume and manner of sale limitations set forth therein. Ninety days after this registration is effective, the holding period will be reduced to six months.

As of December 31, 2009:

•
221,000 shares were issued to 40 investors during the preceding 12 months and therefore are not saleable under Rule 144 or Regulation S. All of these shares are held by non-affiliates and will become saleable under Rule 144 without restriction at various times within the next five months.

•	441 million shares, held by approximately 1,043 non-affiliates, are saleable without restriction under Rule 144 without regard to the effectiveness of this registration statement.

•	558 million shares, held by approximately 4 affiliates, are saleable under Rule 144 subject to the volume, timing and manner of sale limitations of Rule 144.

We intend to have our shares quoted on the OTC Bulletin Board. Inclusion on the OTC Bulletin Board will permit price quotations for our shares to be published by such service. Currently, our common stock is traded on the Pink Sheets.

Although we intend to have our application submitted to the OTC Bulletin Board subsequent to the filing of this registration statement, there can be no assurance that the application will be accepted or that the shares will be traded on the OTC Bulletin Board.

If our shares are listed on the OTC Bulletin Board, secondary trading of our shares may be subject to certain state imposed restrictions. Except for the application to the OTC Bulletin Board, there are no plans, proposals, arrangements or understandings with any person concerning the development of a trading market in any of our securities.

The ability of individual stockholders to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, we have no plans to register our securities in any particular state. Further, our shares may be subject to the provisions of Section 15(g) and Rule 15g-9 of the Exchange Act, commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

The SEC generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the SEC; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the SEC. Broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000 by an individual, or $300,000 together with his or her spouse), are subject to additional sales practice requirements.

For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent to clients disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in our common stock and may affect the ability of stockholders to sell their shares.

We have not previously filed a registration statement under the Securities Act. Shares sold pursuant to exemptions from registration are deemed to be “restricted” securities as defined by the Securities Act. As of December 31, 2009 , out of a total of 998,677,620 shares outstanding, 712,730,864 shares are restricted securities and can only be sold or otherwise transferred pursuant to a registration statement under the Securities Act or pursuant to an available exemption from registration. Of such restricted shares, 486,550,000 (68%) shares are held by affiliates (directors, officers and 10% holders), with the balance of 226,180,864 (32%) shares being held by non-affiliates.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of a reporting company for at least six months, including any person who may be deemed to be an “affiliate” of the Company (as the term “affiliate” is defined under the Securities Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Company's common stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale or (ii) 1% of the shares then outstanding. In order for a stockholder to rely on Rule 144, adequate current public information with respect to the Company must be available. A person who is not deemed to be an affiliate of the Company and has not been an affiliate for the most recent three months, and who has held restricted shares for at least one year is entitled to sell such shares without regard to the various resale limitations under Rule 144. Under Rule 144, the requirements of paragraphs (c), (e), (f), and (h) of such Rule do not apply to restricted securities sold for the account of a person who is not an affiliate of an issuer at the time of the sale and has not been an affiliate during the preceding three months, provided the securities have been beneficially owned by the seller for a period of at least one year prior to their sale. For purposes of this registration statement, a controlling stockholder is considered to be a person who owns 10% or more of the Company's total outstanding shares, or is otherwise an affiliate of the Company. No individual person owning shares that are considered to be not restricted owns more than 10% of the Company's total outstanding shares.

Holders

As of March 31, 2010, there were approximately 1,098 holders of record of our common stock.

Dividends

We have not declared or paid any dividends and do not intend to pay any dividends in the foreseeable future. We intend to retain any future earnings for use in the operation and expansion of our business. Any future decision to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, capital requirements and other factors our board of directors may deem relevant.

Equity Compensation Plans

We currently do not have an equity compensation plan.

Item 10. Recent Sales of Unregistered Securities
Month of Sale	# of Shares	Sale Price	Aggregate	# of Shareholders
May-07	70,000	$1.50	$105,000.00	1
June-07	144,290	$1.50	$216,434.50	6
July-07	227,000	$1.50	$340,500.00	5
August-07	142,470	$1.50	$213,705.00	7
September-07	57,773	$1.50	$86,660.00	4
October-07	212,700	$1.50	$319,050.00	9
November-07	230,200	$1.50	$345,300.00	19
December-11	432,393	$1.50	$648,590.00	26
January-08	56,000	$1.50	$84,000.00	6
February-08	408,844	$1.50	$613,266.00	23
March-08	288,803	$1.50	$433,205.00	7
April-08	53,901	$1.50	$80,851.00	8
May-08	94,170	$0.40	$37,668.00	5
May-08	244,333	$1.50	$366,500.00	12
June-08	7,500	$0.40	$3,000.00	1
June-08	6,750	$2.00	$13,500.00	1
June-08	10,700	$2.25	$24,075.00	2
June-08	6,700	$2.20	$14,740.00	1
June-08	924,721	$1.50	$1,387,081.49	26
July-08	16,195	$2.10	$34,009.50	3
July-08	12,545	$2.20	$27,599.00	5
July-08	280,661	$1.50	$420,991.50	11
August-08	86,834	$2.20	$191,034.80	4
August-08	9,000	$1.80	$16,200.00	1
August-08	9,800	$2.10	$20,580.00	2
August-08	12,860	$2.80	$36,008.00	3
August-08	52,500	$1.50	$78,750.00	2
September-08	2,381	$2.10	$5,000.10	1
September-08	20,000	$2.50	$50,000.00	1
September-08	4,000	$2.85	$11,400.00	1
September-08	3,365	$2.20	$7,403.00	1
September-08	35,915	$2.80	$100,562.00	9
September-08	40,000	$2.00	$80,000.00	1
September-08	162,300	$1.50	$243,449.50	5
October-08	1,800	$2.20	$3,960.00	1
October-08	4,000	$3.30	$13,200.00	2
October-08	61,082	$1.50	$91,623.00	5
November-08	1,701	$3.30	$5,613.30	2
November-08	2,800	$3.00	$8,400.00	3
November-08	39,337	$1.50	$59,005.50	2
December-08	3,000	$1.75	$5,250.00	1
December-08	73,750	$2.00	$147,500.00	5
December-08	3,333	$1.50	$5,000.00	1
January-09	10,334	$2.50	$25,835.00	2
January-09	7,500	$3.00	$22,500.00	4
January-09	26,500	$1.50	$39,749.50	2
February-09	26,000	$2.25	$58,500.00	1
February-09	19,500	$3.00	$58,500.00	4
February-09	10,851	$1.50	$16,276.50	3
March-09	16,560	$2.50	$41,400.00	3
March-09	9,000	$3.00	$27,000.00	5
March-09	2,050	$1.80	$3,690.00	1
April-09	9,000	$3.00	$27,000.00	1
Totals	4,695,702		$7,316,116	267
1
In various transactions from May 2007 through April 30, 2009, we issued a total of 4,695,702 shares of restricted common stock pursuant to the exemption from registration in Regulation S of the Securities Act of 1933, as amended, for an aggregate purchase price of $7,316,116 to approximately 267 investors. Shares were sold through an offshore selling agent, Worth Systems, and investor payments were made through an Escrow Agent, William B. Barnett. Agreements with Worth Systems and William Barnett were prepared by William Barnett and have been included as exhibits. Under these agreements, Worth Systems arranged for the sale of shares to overseas investors. We issued a stock purchase agreement and investor funds were received into an escrow account managed by William Barnett. Once signed agreement and payment was received, the escrow agent would wire 28.5% of the funds to us, 70% of the funds to Worth Systems as a placement agent fee, and retain 2.5% of the funds for his services. As such, we received approximately $2 million of the aggregate sales in these transactions.

Convertible Notes sold2
Month of Sale	Note Amount	# Holders
January-09	$20,000	3
February-09	$56,000	6
March-09	$160,000	10
April-09	$94,600	3
Totals	$330,600	22

2
From January, 2009 through April, 2009, the Company issued convertible promissory notes (the “Notes”) with an aggregate original principal amount of $320,600 to 22 investors.  The notes bear 10% interest, payable in stock upon conversion. The notes can be converted at any time by the holder into shares of our common stock at 80% of the average price per share over the last fiscal quarter. One shareholder with $10,000 note converted to common stock in September, 2009. An additional 16 shareholders, representing $247,500 in notes outstanding converted their shares in January, 2010. At the time of filing, 5 note-holders remain with total notes outstanding of $73,100. The remaining notes automatically convert to Reg 144 stock if the Company begins trading on the Bulletin Board or NYSE Amex exchanges based on the stock price at the end of the first day of trading. Should the notes not convert, principal and interest are payable to noteholders on May 1, 2013.

Preferred Series A Stock sold3
Month of Sale	# of Shares	Sale Price	Aggregate	# Shareholders
May-09	18,778	$5.00	$ 93,890	6
June-09	5,513	$5.00	$ 27,565	4
Totals	24,291		$ 121,455	10

3
From May 2009 through June 2009, we sold a total of 24,291 Series A Preferred shares for an aggregate purchase price of $121,455 to 10 investors. All of the purchasers/subscribers were “accredited investors” as defined under Rule 501(a) promulgated under the Securities Act and the sales of these securities were exempt under either Section 4(2) or 4(6) of the Securities Act and the rules and regulations promulgated thereunder. In connection with marketing support and placement services, a total of 106,750 additional Series A Preferred shares were issued to Resourceful Funding, Inc., a California corporation. The shares can be converted to common stock at any time by holder at 80% of the average closing price of the common stock on the Pink Sheets or any other reorganized stock market exchange for the three business days prior to the date of the holder’s request for conversion. The shares are redeemable by us at any time at a price of $6.00 per share.  The holders of Series A Preferred Stock called for redemption shall have conversion rights until the close of business on the date fixed for redemption. Dividends will be paid when, as and if declared by the Board of Directors.  No dividends shall accrue unless declared. If we are liquidated or dissolved, holders of the Series A Preferred Stock will be entitled to receive a per share liquidation preference of $5.00 per share plus an amount equal to all declared and unpaid dividends, if any, before we make any liquidation distributions to the common stockholders, who would share pro rata in a distribution of the remaining assets based on their outstanding shares.  At the option of the holders of a majority of the outstanding shares of the Series A Preferred Stock, consolidations, mergers and other business combinations involving us, as well as the sale or transfer of all or part of our assets, may be considered a liquidation, dissolution or winding-up of us. Prior to conversion, the Series A Preferred Stock shall rank pari passu or senior to any newly created series of Series A Preferred Stock, unless otherwise waived by holders of a majority of the Series A Preferred Stock.

Item 11.  Description of Registrant’s Securities to be Registered

The following description of our common stock and the relevant provisions of our certificate of incorporation and by-laws are summaries and are qualified by reference to these documents, which are attached as exhibits to this registration statement.

Our authorized capital stock consists of 1,885,000,000 shares consisting of 1,875,000,000 shares of common stock, par value $0.000003 per share and 10,000,000 shares of preferred stock, par value $0.0001 per share.  Our common stock is quoted on the Pink Sheets under the trading symbol USOG. As of December 31, 2009, 998,677,620 shares of our common stock were issued and outstanding, and are held of record by approximately 1,087 holders. As of December 31, 2009, 126,263 shares of our Preferred Series A shares were issued and outstanding, and are held by 27 shareholders. Holders of common stock are entitled to one vote per share on matters submitted to a vote of stockholders. The affirmative vote of a majority of votes cast for or against the matter by stockholders entitled to vote is required to approve matters submitted to a vote of stockholders, including the election of directors. Holders of common stock do not have cumulative voting rights, preemptive rights or conversion rights. Holders of common stock are entitled to receive dividends as may be declared by our board of directors out of funds legally available for the payment of dividends when deemed expedient. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities. All outstanding shares of common stock are fully paid and non-assessable.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law. In general, these provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless the transaction in which the person became an interested stockholder is approved in a manner presented in Section 203 of the Delaware General Corporation Law. Generally, a “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder’ is a person who, together with affiliates and employees, owns, or within the past three years did own, 15% or more of a corporation’s voting stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Transfer Online located at 512 SE Salmon Street, Portland, Oregon 97214.

Item 12.  Indemnification of Directors and Officers

Under Section 145(a) of the General Corporation Law of Delaware, we have the power to indemnify our directors, officers, employees or agents who are parties or threatened to be made parties to any threatened, pending or completed civil, criminal, administrative or investigative action, suit or proceeding (other than an action by or in the right of the Company) arising from that person’s role as our director, officer, employee or agent against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Under Section 145(b) of the General Corporation Law of Delaware, we have the power to indemnify our directors, officers, employees and agents who are parties or threatened to be made parties to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in our favor arising from that person’s role as our director, officer, employee or agent against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to our best interests and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to us unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145(c) further provides that if one of our present or former directors or officers has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Article Seventh of our certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. No amendment or repeal of this Article Seventh shall apply to or have any effect on the liability or alleged liability of any of our directors for or with respect to any acts or omissions of such director occurring prior to such amendment.

Sections 6.1 and 6.2 of our by-laws provides that we shall, to the maximum extent and in the manner permitted by the General Corporation Law of Delaware, have the power to indemnify each of our directors, officers, employees and agents against expenses (including attorneys’ fees), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was our agent.

Further, Section 145(g) of the Delaware General Corporation Law and Section 6.3 of our by-laws allows us to purchase and maintain insurance on behalf of any person who is or was our director, officer, employee or agent against any liability asserted against such person and incurred by such person, or arising out of such person’s status as such, whether or not we would have the power to indemnify such person against such liability under the provisions of the Delaware General Corporation Law and our by-laws.

Section 145(e) of the Delaware General Corporation Law and Section 6.4 of our by-laws allows us to pay expenses incurred by directors and officers incurred in defending any civil or criminal action or proceeding for which indemnification is required, or for which indemnification is permitted following authorization by the board of directors in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined that the indemnified party is not entitled to be indemnified as authorized by the Delaware General Corporation Law and our by-laws.

These limitations of liability, indemnification and expense advancements may discourage a stockholder from bringing a lawsuit against directors for breach of their fiduciary duties. The provisions may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be adversely affected to the extent we pay the costs of defense or settlement and damage awards against directors and officers pursuant to these limitations of liability and indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We do not maintain directors and officers’ liability insurance, covering our directors and officers against certain claims or liabilities arising out of the performance of their duties.

Item 13.  Financial Statements and Supplementary Data

See the Index to Consolidated Financial Statements.

Item 14.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

We have not had any changes in, nor have we had any disagreements with, whether or not resolved, our accountants on accounting and financial disclosures during our most recent fiscal year or any later interim period.

Item 15.  Financial Statements and Exhibits

(a)	1. Financial Statements

The financial statements of the Company are submitted as a separate section of this report (See F-pages) and are incorporated by reference in Item 13.

2. Financial Statement Schedules

All other schedules are omitted because they are either not required or not applicable or the required information is shown in the Financial Statements or notes thereto.

(b)	Exhibits

Number	Description
2.1	Securities Purchase Agreement by and between Registrant and Jeff Turnbull dated May 15, 2009
2.2	Securities Purchase Agreement by and among the Registrant, Debbie Werner and United Oil & Gas, Inc. dated January 1, 2010
2.3	Asset Purchase Agreement by and among the Registrant, United Oil & Gas, Inc. Mike Werner and Debbie Werner dated January 1, 2010
3.1	Certificate of Incorporation of United States Oil and Gas Corp and amendments thereto
3.2	By-Laws of United States Oil and Gas Corp
4.1	Specimen Stock Certificate of United States Oil and Gas Corp
10.1	Employment Agreement by and between Registrant and Jeff Turnbull dated May 15, 2009
10.2	Employment Agreement by and between Registrant and Mike Werner dated January 1, 2010
10.3	Employment Agreement by and between Registrant and Alex Tawse dated January 5, 2010
10.4	Promissory Note by and among Registrant and Jeff Turnbull dated May 15, 2009
10.5	Amendment to Promissory Note by and among Registrant and Jeff Turnbull dated March 3, 2010
10.6	Share Sales Agreement by and between Worth Systems and Registrant dated May 9, 2008
10.7	Share Sales Agreement by and between William B. Barnett and Registrant dated May 25, 2007
10.8	Service Agreement by and between Registrant and Talinum LLC dated May 1, 2010
10.9	Employee Leasing Agreement by and between Registrant and HR Management Systems, Inc. dated May 1, 2010
21	List of Subsidiaries

(c)	Other Financial Statement Schedules

See response to Item 15(a) 2 above.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED STATES OIL AND GAS CORP

Date: June 25, 2010
	By:	/s/ Alex Tawse
Alex Tawse
Chairman of the Board, Chief Executive Officer and President
(Principal Executive and Financial Officer)

INDEX TO AUDITED FINANCIAL STATEMENTS

United States Oil and Gas Corp
F-1	Report of Independent Registered Public Accounting Firm
Consolidated Financial Statements:
F-2	Consolidated Balance Sheets – December 31, 2009
F-3	Consolidated Statement of Operations for the year ended December 31, 2009
F-4	Consolidated Statement of Cash Flows for the year ended December 31, 2009
F-5	Consolidated Statement of Stockholders’ Equity – December 31, 2009
F-6	Notes to Consolidated Financial Statements

F-13	Report of Independent Registered Public Accounting Firm
Consolidated Financial Statements:
F-14	Consolidated Balance Sheets – December 31, 2008 and 2007
F-15	Consolidated Statement of Operations for the years ended December 31, 2008 and 2007
F-16	Consolidated Statement of Cash Flows for the years ended December 31, 2008 and 2007
F-17	Consolidated Statement of Stockholders’ Equity – December 31, 2008 and 2007
F-18	Notes to Consolidated Financial Statements

Turnbull Oil, Inc.
F-26	Report of Independent Registered Public Accounting Firm
Consolidated Financial Statements:
F-27	Consolidated Balance Sheets – July 31, 2008 and 2007
F-28	Consolidated Statement of Operations for the years ended July 31, 2008 and 2007
F-29	Consolidated Statement of Cash Flows for the years ended July 31, 2008 and 2007
F-30	Consolidated Statement of Stockholders’ Equity – July 31, 2008 and 2007
F-31	Notes to Consolidated Financial Statements

United Oil & Gas, Inc.
F-36	Report of Independent Registered Public Accounting Firm
Financial Statements:
F-37	Balance Sheets – December 31, 2008 and 2007
F-38	Statements of Operations for the year ended December 31, 2008
F-39	Statements of Cash Flows for the year ended December 31, 2008
F-40	Statements of Stockholders’ Deficit – December 31, 2008 and 2007
F-41	Notes to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
United States Oil & Gas Corp. and Subsidiaries
Austin, Texas

We have audited the accompanying consolidated balance sheets of United States Oil & Gas Corp. and Subsidiaries (the Company) as of December 31, 2009, and the related consolidated statements of income, cash flows and stockholders’ equity for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements of United States Oil & Gas Corp. and Subsidiaries as of December 31, 2008, were audited by other auditors whose report dated March 2, 2009, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United States Oil & Gas Corp. and Subsidiaries, as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 14 to the financial statements, the Company has experienced circumstances which raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are described in Note 14. The financial statements do not include any adjustments that might result from the outcome of its uncertainty.

/s/ Widmer Roel PC

Bismarck, North Dakota
March 29, 2010

UNITED STATES OIL AND GAS CORP
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2008 AND 2009

ASSETS	2009	2008
CURRENT ASSETS:
Cash and cash equivalents	$337,350	$324,834
Accounts receivable – trade, net	1,359,698
Note receivable	350,000
Inventory	194,093
Prepaid Expenses	38,281	8,000
Deferred tax asset	102,000
Total Current Assets	2,381,422	332,834
PROPERTY AND EQUIPMENT, net	94,561	7,148
Other Assets
Deposits	171,490
Intangible Assets	6,050
Accumulated Amortization	(5,004)
Goodwill	3,039,734
Total Other Assets	3,212,279
Total Assets	5,688,253	339,982
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Notes Payable – Current	3,750,000
Convertible Notes Payable	420,400
Accounts Payable	599,491	10,305
Accrued Expenses	65,395
Interest Payable	38,126
Taxes Payable	194,509
Total Current Liabilities	5,067,921	10,305
Notes Payable – Long Term	750,000
Total Liabilities	5,817,921	10,305
STOCKHOLDERS’ EQUITY
Common Stock, .000003 par value, 1,875,000,000 shares authorized,
998,677,620 issued and outstanding at December 31, 2009	2,996	3,948
Preferred Stock, .001 par value, 10,000,000 shares authorized, 126,263 issued and outstanding pari passu or senior to any new preferred shares, convertible to common stock at 80% of market price, callable any time at $6 per share,
dividends shall not accrue unless declared, $5 per share liquidation preference	126
Additional Paid In Capital	2,145,361	1,763,839
Retained Earnings (Deficit)	(2,278,151)	(1,438,110)
Total Stockholders’ equity	(129,668)	329,677
Total Liabilities and Stockholders’ Equity	5,688,253	339,982

See Notes to Financial Statements.

UNITED STATES OIL AND GAS CORP
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

	2009	2008
SALES, net	$9,354,435	$-
Cost of Goods Sold	(8,358,340)
Gross Profit	996,095
Operating Expenses
Salaries and Benefits	296,318
Consultant Fees	360,022	337,860
Service and Prospecting Fees	346,628	513,910
Travel and Entertainment	10,100
Professional Fees	177,696
General and Administrative	45,495
Repairs and Maintenance	34,264
Depreciation	75,219
Amortization	269	3,902
Bad Debt Expenses	260,626
Other Operating Expense	108,856	136,025
Total Operating Expenses	1,715,493	991,697
Income (loss) from Operations	(719,398)	(991,697)
Non-Operating Income (expense):
Interest Income	34,966	6,261
Interest Expense	(154,208)
Acquisition Costs		(50,000)
Recovery of bad debt	285,634
Total Non-Operating Income, net	166,392	(43,739)
Income (loss) Before Income Taxes	(553,006)	(1,035,436)
Income Tax Expense	287,035
NET INCOME (LOSS)	(840,041)	(1,035,436)
Earnings Per Share
Basic	(0.001)	-
Diluted	(0.001)	-

See Notes to Financial Statements

UNITED STATES OIL AND GAS CORP
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income (loss)	$(840,041)	$(1,035,436)
Adjustments to reconcile net income to net cash
Depreciation and amortization	78,246	3,902
Changes in operating assets and liabilities:
Accounts Receivable	(632,417)
Inventories	(31,993)
Prepaids	(30,281)
Deferred tax	(53,700)
Accounts payable	403,279	7,879
Accrued expenses	85,951
Net cash provided by (used in) operating activities	(1,020,956)	(1,023,655)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(92,873)	(1,799)
Disposals of property and equipment
Cash paid towards acquisitions and subsidiaries	(424,751)
Net cash provided by (used in) investing activities	(517,624)	(1,799)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from notes payable	1,170,400
Cash paid to acquire SEGV common stock		(175,000)
Proceeds from sale of common stock	258,648	1,317,351
Proceeds from sale of preferred stock	122,048
Net cash provided by (used in) financing activities	1,551,096	1,142,351
NET CHANGE IN CASH AND CASH EQUIVALENTS	12,516	116,897
CASH, BEGINNING OF YEAR	324,834	207,937
CASH, END OF YEAR	337,350	324,834

SUPPLEMENTAL INFORMATION
Cash paid for interest	116,081
Cash paid for taxes	251,086
Non-cash items – note payable issued for investment in subsidiary	3,750,000

See Notes to Financial Statements

UNITED STATES OIL AND GAS CORP
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

	Preferred Stock		Common Stock
	Shares	Par Value	Shares	Par Value	Additional Paid in Capital	Retained Earnings	Total Stockholders’ Equity
Balance at December 31, 2007		$-	36,132,660	$3,613	$621,823	$(402,674)	$222,762
Common stock issued, net costs pre reverse merger			1,251,053	125	477,123		477,248
Acquisition of SEGV common stock issued in reverse merger, including 30-1 reverse split less 300,000 treasury shares			286,567	29	(174,970)		(174,941)
Common stock issued, net costs post reverse merger			1,806,864	181	839,863		840,044
Balance at December 31, 2008			39,477,144	3,948	1,763,839	(1,438,110)	329,677
Sale of cvt. preferred shares, Series A	131,041	131			121,916		122,047
Series A Shares converted to common shares	(4,778)	(5)	5,973	1	4
Sale of common shares			470,154	47	248,602		248,649
30 to 1 forward stock split (change in par value from $.0001 per share to $.000003 per share)			1,158,644,859
Convert par value of common shares from .0001 to .000003				(1,000)	1,000
Notes converted to common shares			79,490		10,000		10,000
Retirement of founder shares			(200,000,000)
Net Income (loss)						(840,041)	(840,041)
Balance at December 31, 2009	126,263	$126	998,677,620	$2,996	$2,145,361	$(2,278,151)	$(129,668)

See Notes to Financial Statements

UNITED STATES OIL AND GAS CORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Concentration of Credit Risk

The principal business activities of United States Oil and Gas Corp, (the Company) is the acquisition of domestic oil and gas service companies, those that primarily market and distribute refined fuels and propane to retail and wholesale customers. The Company’s office is located in Austin, Texas. The Company acquired its first company, Turnbull Oil, Inc. (“Turnbull”), located in Plainville, Kansas, on May 15, 2009.

Turnbull is a corporation organized under the laws of Kansas. It is the parent of its wholly owned subsidiary Basinger, Inc., also a corporation organized under the laws of Kansas. The corporations are bulk distributors of petroleum products form Plainville, Palco, Hill City and Utica, Kansas. Their primary customers are businesses in the agricultural and oil related industries in Kansas.

Oil and gas service companies such as Turnbull purchase bulk fuel and propane from regional suppliers, then store, sell, and deliver to local businesses, drillers, farms, wholesalers, and individuals. The margin on sales is adjusted according to purchase price. Therefore, while sales volume can vary greatly from one year to the next (because of large fluctuation in wholesale fuel costs), profit margins remain fairly consistent.

In addition to its acquisition strategy, the Company intends to acquire and/or develop and deploy proprietary technologies that will explore or extract oil and gas trapped in the earth using the latest technologies that create the smallest ecological footprint as possible. The Company has two patents pending that support this ancillary strategy but does not rely on revenue generation from this technology in its financial projections.

Principles of Consolidation

The consolidated financial statements include the accounts of Turnbull and its wholly-owned subsidiary, Basinger, Inc. Intercompany balances and transactions are eliminated in consolidation. The acquisition of Turnbull was a stock purchase. With auditor guidance we determined that the fair market value of assets and liabilities reasonably reflected book value. The difference in purchase price was booked as goodwill. The auditors tested cash flow to justify amount of goodwill booked at the time of the purchase. The Company will perform impairment testing necessary in the future.

Development Stage Activities

During 2008, the Company was considered a development stage company, as defined in the Financial Accountings Standards Board Statement of Financial Accounting Standards (SFAS) No. 7. The Company devoted substantially all of its efforts in securing and establishing a new business, and although planned operations commenced, no revenues had been realized. The Company succeeded to substantially all of the business of Turnbull upon acquisition. We have included audited financial statements for Turnbull for the years 2008 and 2007.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

The Company maintains its cash accounts at banks which are guaranteed by the Federal Deposit Insurance Corporation up to $250,000. The Company’s deposits are periodically in excess of federally insured limits on a temporary basis.

Accounts Receivable

Accounts receivable is recorded net of an allowance for expected losses. The allowance is estimated from historical performance and projections of trends.

Accounts receivables of approximately $1.4 million and $0 million at December 31, 2009 and 2008, respectively, consist principally of trade receivables from a large number of customers dispersed across a wide geographic base in Kansas and have been reduced by allowances for doubtful accounts of approximately $248,000 and $0 at December 31, 2009 and 2008, respectively.

The Company recovered $286,000 of previously written off bad debts in 2009. This payment was unexpected and received as part of the settlement of a previous customer’s estate following his death. This is considered to be an unusual and non-recurring event.

Inventory

Inventories are valued at the lower of cost, using the first-in, first-out (FIFO) method, or market.

Property and Equipment

Property and equipment are stated at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense currently. Depreciation is provided over the estimated useful lives of the individual assets using the accelerated and straight-line depreciation methods and range from five to 39 years.

Assets acquired from Turnbull were recorded at book value in the stock purchase transaction. Assets acquired were approximately 90% depreciated upon acquisition.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Revenue Recognition

Revenue is generally recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed and determinable, and collectability is probable.

Advertising

All advertising costs are expensed as incurred. Advertising expenses were approximately $4,367 and $0 during the years ended December 31, 2009 and 2008, respectively.

NOTE 2 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following at December 31,:
	2009	2008

Accounts receivable	$1,607,698		$-
Allowance for uncollectible accounts	248,000

	$1,359,698	$

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31,:
	2009	2008

Buildings	$118,822	$-
Equipment	332,724	12,457
Land	10,273
Vehicles	868,154
	1,329,973	12,457
Accumulated depreciation	(1,235,412)	(5,309)
	$94,561	$7,148

Depreciation and amortization expense for the years ended December 31, 2009 and 2008 totaled $74,344 and $3,902, respectively.

NOTE 4 - LINE OF CREDIT

The Company has a $750,000 line of credit at Sunflower Bank, maturing April 14, 2010, with an interest rate of 1.3% plus the Wall Street Journal prime rate (3.25% as of December 31, 2009).  The line of credit is secured by all accounts receivable, inventory and equipment. As of December 31, 2009, the balance outstanding is zero.

NOTE 5 – DEBT

Debt consisted of the following at December 31,:
2009
Short term:
Unsecured convertible notes payable with annual interest rate of 5%	$99,800
Unsecured convertible notes payable with annual interest rate of 10%	320,600
Total convertible notes	420,400

Unsecured note payable with annual interest rate of 3.5%, maturing April 14, 2010.(See subsequent events for change in note terms.) Note is convertible to common stock.	$3,750,000

Long term:
Note payable with annual interest payable quarterly and maturing April 9, 2011.	750,000

Minimum principal payments of long term debt in subsequent years:
2010	$
2011		750,000
2012
2013
2014

Interest expense on the notes payable for the year ended December 31, 2009 totaled $154,208.

NOTE 6 – ACCRUED LIABILITIES

Accrued liabilities consisted of the following at December 31,:
	2009	2008

Accrued salaries	$12,807	$-
Accrued property tax	4,234
Accrued state fuel tax	44,093
Sales tax payable	2,209
Miscellaneous accruals	2,052
	$65,395	$-

NOTE 7 – CONCENTRATIONS

The Company had concentrations with certain customers (receivables in excess of 10% of total) for the year ended December 31, 2009 as follows:

	2009
	Amount	%
Customer A	$203,955	15%
Customer B	163,164	12%
Total	$367,118	27%

NOTE 8 – INCOME TAXES

The provision for income taxes consisted of the following at December 31,:
	2009	2008
Currently payable	$340,735	$-
Change in deferred taxes	(53,700)	-

	$287,035	$-

Because the Company and its subsidiary have different tax year ends, separate tax returns are filed. The amounts currently payable relate to the tax returns filed by Turnbull Oil, Inc. and its subsidiary.

Deferred tax assets results from temporary differences (primarily the allowance for uncollectible accounts) and consist of the following:
	2009	2008
Deferred tax asset
Federal	$84,000	$-
State	18,000
Total	$102,000	$-

Reconciliation using dollar amounts of the reported amount of income tax expense to the amount of income tax expense that would result from applying domestic federal statutory tax rates:

	2009	2008
Tax at statutory rate (34%)	$294,766	$-
Effect of deferred taxes (Allowance doubtful accounts)	(53,700)	-
State Income Tax	45,969	-
Total Tax Expense	$287,035	$-

Accounting for uncertain tax positions

On January 1, 2009 the Company adopted a standard under which tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon ultimate settlement. Unrecognized tax benefits are tax benefits claimed in our tax returns that do not meet these recognition and measurement standards.

Upon the adoption of the standard the Company had no liabilities for unrecognized tax benefits and, as such, the adoption had no impact on the Company financial statements and the Company has recorded no additional interest or penalties. The adoption of the standard did not impact the Company's effective tax rates.

The Company's policy is to recognize potential interest and penalties accrued related to unrecognized tax benefits within income tax expense. For the year ended December 31, 2009, the Company did not recognize any interest or penalties in the Company's statement of operations, nor did the Company have any interest or penalties accrued in our balance sheet at December 31, 2009 relating to unrecognized benefits. With few exceptions, the Company is no longer subject to U.S., federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2006.

Net Operating Loss Carry Forward

The Company has a net operating loss carry forward in the amount of $1,438,010 that would normally generate a deferred tax asset in the amount of $480,000. It is management’s opinion that it is unlikely to utilize the net operating loss, therefore valuation allowance of $480,000 has been established for a result in a net zero deferred tax asset.

NOTE 9 – EMPLOYEE BENEFIT PLAN

The Company sponsors a Sec. 401(k) defined contribution retirement plan. Employees of the Company are eligible to participate in the plan. The Company matches the employees’ contribution with an employer contribution up to 3% of gross salary.

The Company has made matching contributions to employees totaling $6,959 for the year ended December 31, 2009 and $0 for December 31, 2008.

NOTE 10 – COMMON STOCK

Common stock consists of 1,875,000,000 authorized shares of $0.000003 par value common stock.  At December 31, 2009, 998,677,620 shares were issued.

NOTE 11 – PREFERRED STOCK

Preferred stock consists of 10,000,000 authorized shares of $0.001 par value. At December 31, 2009, 126,263 shares were issued and outstanding

NOTE 12 – RELATED PARTY TRANSACTIONS AND COMMITMENTS

The Company has entered into various agreements with certain shareholders and affiliates for the years ended December 31, 2009 and 2008. Such commitments are expected to be satisfied through cash payments. Cash payments under these agreements amounted to $990,881 for 2009, and $790,000 for 2008.

These related party payments included:

Contract	Affiliate	Monthly Amount	2009	2008
The Company has entered into a contractual agreement for the procurement of human resources. Monthly service costs will vary based on services required and can be cancelled by either party with 30 days notice.	HR Management Systems is an affiliated company with Alex Tawse, President and Shareholder	Currently $7,250 per month	$216,000	$275,000

The Company has ended a financial consulting agreement with Kaleidoscope Real Estate, Inc. as of June 30, 2009.	Kaleidoscope is no longer an affiliated company or shareholder	No current commitment	120,000	262,000

The Company has ended a contract with its former Chairman for services as of June 1, 2009.	Keith Field, former Chairman and current Shareholder	No current commitment		52,500

The Company has entered into a contract with its President for services.	Alex Tawse, President and Shareholder	Currently $10,000 per month	96,000	91,000

The Company has paid The Good One for services in prior years and borrowed $99,800 in 2009 in exchange for convertible note payable in shares at 5% interest. Conversion is at 80% of market price.	The Good One is no longer an affiliated company though is a shareholder			190,500

The Company has paid Jeff Turnbull for prepaid interest on Note Payable. (See Note 15 – Subsequent Events for change in Note terms).	Jeff Turnbull is an Officer in Turnbull Oil		38,281

The Company has paid United Oil in exchange for Note Receivable, for acquisition made on January 1, 2010. (See Note 15 – Subsequent Events).	United Oil is an affiliated company	No current commitment	350,000

The Company has paid United Oil as deposit on acquisition made on January 1, 2010.	United Oil is an affiliated company	No current commitment	170,600
			$990,881	$790,000

NOTE 13 – SUBSEQUENT EVENTS

On January 1, 2010, the Company acquired its second wholly owned operating subsidiary, United Oil & Gas, Inc. (“United”), located in Bottineau, North Dakota. The principal business activities of United are sales, made throughout North Dakota and neighboring states, of sales of liquid propane, diesel, oil and gas; and the operation of a convenience store, located in Belcourt, North Dakota.

The Company purchased all of United’s 400 shares of its issued and outstanding capital stock with no par value in exchange for $315,000 in cash, $150,000 in stock valued at the lower per share price of current market value or $0.025, and a promissory note (the “Note”) in the aggregate principal amount of $500,000, bearing interest at 5.0% per annum and maturing on December 31, 2011. United shall have the exclusive right to control its daily business operations during the period of time beginning on the Closing Date and ending on the date upon which the Note is paid in full or otherwise terminates. Beginning on January 31, 2010, United shall make monthly payments to us in the amount of $5,000 for so long as United maintains day-to-day control over its operations.

On February 1, 2010, $247,500 of the convertible notes payable converted to 16,455,520 shares of common stock. The remaining balance of $73,100 will automatically convert to common stock upon Bulletin Board listing.

On February 1, 2010 the Company sold 4,545,454 common shares to Mazuma Investments for $50,000 under a Section 504 filing through the state of New York. On March 12, 2010 the Company sold an additional 8,333,333 shares to Mazuma for $75,000 also under a Section 504 filing through the state of New York.

On March 3, 2010, the Company amended its Promissory Note dated May 15, 2009, issued to Jeff Turnbull. The Company agreed to pay Turnbull an additional $250,000 at maturity on December 31, 2010, rather than on April 14, 2010.

The Company has evaluated subsequent events through March 29, 2010, the date these financial statements were issued.

NOTE 14 – CASH FLOW

Reconciliation of cash paid towards acquisitions and subsidiaries:

Cash paid towards acquisitions and subsidiaries	2009
Turnbull acquisition cash payment	$307,567
United acquisition deposit	$20,000
United acquisition refundable deposit	$150,000
United acquisition note receivable applied towards sale in 2010	$350,000
Cash on balance with Turnbull at time of acquisition	$(403,416)
Net Cash Payout	$424,151
Difference – was $600 deposit made on corporate office	$600
Balance on Statement of Cash Flows	$424,751

The Company has incurred substantial losses and debt in the acquisition of its subsidiaries. As of December 31, 2009, the Company’s current liabilities exceed its current assets by approximately $2,686,500. These factors along with the uncertain economy create an uncertainty as to the Company’s ability to continue as a going concern. The Company is developing a plan to reduce its liabilities and improve its cash flows by issuing additional stock and notes payable along with improving operations. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members’
United States Oil & Gas Corp

We have audited the accompanying consolidated balance sheets of United States Oil & Gas Corp (the Company) (a Development Stage Company) as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2008, and the period from April 20, 2007 (Inception ) through December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United States Oil & Gas Corp as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the year ended December 31, 2008, for the period from Inception through December 31, 2007, and for the period from Inception through December 31, 2008 in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Notes 3 to the financial statements, the Company has experienced circumstances which raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PMB Helin Donovan, LLP

/s/ PMB Helin Donovan, LLP

March 2, 2009
Austin, Texas

United States Oil & Gas Corp
Consolidated Balance Sheets

	December 31,
	2008	2007
ASSETS
Current Assets:
Cash and cash equivalents	$324,834	$207,937
Prepaid Expenses and other current assets	8,000	8,000
Total Other Current Assets	8,000	8,000
Total Current Assets	332,834	215,937
Property and equipment:
Computer Equipment	12,457	10,658
Less accumulated depreciation and amortization	(5,309)	(1,407)
Net property and equipment	7,148	9,251
Other Assets
Total Assets	339,982	225,188
LIABILITIES AND STOCKHOLDER’S EQUITY
Current Liabilities:
Accounts Payable and accrued liabilities	10,305	2,426
Total Current Liabilities	10,305	2,426
Long-term liabilities	-	-
Total Liabilities	10,305	2,426
Stockholder’s equity
Common Stock, .0001 par value, 100,000,000 shares authorized,
39,477,144 and 36,132,660 shares issued and outstanding
at December 31, 2008 and 2007, respectively	3,948	3,613
Additional Paid In Capital	1,763,839	621,823
Deficit accumulated during the development stage	(1,438,110)	(402,674)
Total stockholder’s equity	329,677	222,762
Total Liabilities and Stockholder’s Equity	339,982	225,188

See accompanying notes to financial statements.

United States Oil & Gas Corp
Consolidated Statements of Operations

	December 31,
	2008	2007	Inception1 to 12/31/08
Total revenues:	$-	$-	$-
Operating Expenses
Consultant Fees	337,860	225,000	562,860
Service, prospecting, and admin fees	513,910	143,706	657,616
Depreciation and amortization	3,902	1,407	5,309
Other expenses	136,025	33,293	169,318
Total Operating Expenses	991,697	403,406	1,395,103
Income (loss) from Operations	(991,697)	(403,406)	(1,395,103)
Other Income (expense), net
Interest Income	6,261	732	6,993
Acquisition costs	(50,000)		(50,000)
Total other income, net	(43,739)	732	(43,007)
Loss before income tax expense	(1,035,436)	(402,674)	(1,438,110)
Income Tax Expense
Net loss	(1,035,436)	(402,674)	(1,438,110)
Net loss per share, basic and fully diluted	(0.03)	(0.01)	(0.04)
Weighted average common shares outstanding	38,425,615	35,219,781	38,425,615

See accompanying notes to financial statements.

1 April 27,2007

United States Oil & Gas Corp
Consolidated Statements of Cash Flows

	December 31,
	2008	2007	Inception2 to 12/31/08
Cash flows from operating activities:
Net loss	$(1,035,436)	$(402,674)	$(1,438,110)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	3,902	1,407	5,309
Changes in operating assets and liabilities:
Prepaid expenses and other current assets		(8,000)	(8,000)
Accounts payable and accrued liabilities	7,879	2,426	10,305
Net cash used in operating activities	(1,023,655)	(417,499)	(1,430,496)
Cash flows from investing activities:
Purchases of property and equipment	(1,799)	(10,658)	(12,457)
Net cash used in investing activities	(1,799)	(10,658)	(12,457)
Cash flows from financing activities:
Cash paid to acquire SEGV common stock	(175,000)		(175,000)
Proceeds from sale of common stock, net	1,317,351	625,436	1,942,787
Net cash provided by financing activities	1,142,351	625,436	1,767,787
Net cash decrease in cash and equivalents	116,897	207,937	324,834
Cash and cash equivalents at inception	207,937
Cash and cash equivalents at end of year	324,834	207,937	324,834
Supplemental disclosure of cash flow info:
Cash paid for interest	-	-	-
Cash paid for income taxes	-	-	-

See accompanying notes to financial statements.

2 April 27,2007

United States Oil & Gas Corp
Consolidated Statements of Stockholders’ Equity

	Common stock
	Shares	Par Value		Additional Paid in Capital		Accumulated Deficit		Total
Balance at Inception (Apr. 27, 2007)		$		$		$		$
Founders’ capital contribution	34,600,000		3,460						3,460
Common stock issued, net of
issuance costs of $1,653,264	1,532,660		153		621,823				621,976
Net loss							(402,674)		(402,674)
Balance at December 31, 2007	36,132,660		3,613		621,823		(402,674)		222,762
Common stock issued, net of cost
of $44,321, prior to reverse
merger	1,251,053		125		477,123				477,248
Acquisition of SEGV
common stock in a reverse merger,
including 30-1 reverse stock split
less 300,000 treasury shares	286,567		29		(174,970)				(174,941)
Common stock issued, net of cost
of $74,367, post reverse	1,806,864		181		839,863				840,044
Net loss							(1,035,436)		(1,035,436)
Balances at December 31, 2008	39,477,144		$3,948		$1,763,839		$(1,438,110)		$329,677

See accompanying notes to financial statements.

United States Oil & Gas Corp
Notes to Consolidated Financial Statements

NOTE 1 – Organization, History and Business Activity

United States Oil and Gas Corp. (‘USOG” or the “Company”) is a Delaware corporation, first incorporated on January 25, 1988 under the name “Massapequa Ventures, Inc.” Over the years its name has changed various times until in May, 2008 the Company name was changed to “United States Oil and Gas Corp.”

In May 2008 the Company performed a reverse merger with US Oil & Gas Corp. (“USOG Sub), the majority shareholder. At this time the combined company name was changed to United States Oil and Gas Corp.

Prior to the merger the company was named Sustainable Energy Development, Inc. (“SEGV”) and its common stock traded on the pink sheets under the symbol SEGV.PK. This name reflected a plan of reorganization in 2006 to move into the research and development of intellectual property. To accomplish this, the Company issued 28,000,000 shares to a wholly-owned subsidiary of Australian Gold Holdings (“AGHL”), an Australian private company, and 7,000,000 to other parties. AGHL had created a subsidiary in the United States that had acquired certain intellectual property rights to a bladeless gas turbine. By agreement dated July 11, 2006 titled “Assignment of Intellectual Property Rights,” the Company received these rights and the related research to that point along with commitments to receive the necessary funding to complete the research and develop the concept ready to market. Pursuant to the share issuance, the Company became a majority owned subsidiary of AGHL. This venture was not funded as committed in the Assignment of Intellectual Property Rights. As a result, it did not move forward as anticipated.

On October 24, 2007, the Company and the subsidiary of AGHL agreed to undo the agreements between them in what is titled “Unwind Agreement.” AGHL and its subsidiary returned the 28,000,000 shares of common stock it had received in the Company. The Company relinquished all claims and rights to the intellectual properties it had acquired on July 11, 2006.

In February 2008 the majority shareholders in SEGV sold their interests in SEGV to US Oil & Gas Corp., a Nevada corporation based in Austin, Texas. Following this change in majority ownership the Board of Directors unanimously adopted a resolution approving and recommending to the stockholders for their approval, and the shareholders of the Company who collectively own a majority of the outstanding shares of the Company’s Common Stock approved by written consent in lieu of a meeting, a reverse stock split of the Company’s Common Stock at a ratio of 1 to 30, as determined at the discretion of the Board of Directors to be in the best interest of the Company. The Company’s Board of Directors implemented the reverse stock split in April 2008.

In May 2008, USOG acquired all the outstanding shares of US Oil & Gas Corp. (“USOG Sub”), in exchange for 37,383,713 restricted shares of its common stock in a reverse triangular merger (the “Merger”). The Merger has been accounted for as a reverse merger with USOG Sub deemed to be the accounting acquirer. Accordingly, the historical financial statements presented herein are those of USOG Sub since the Merger. The $175,000 amount paid to acquire the controlling interest (totaling 300,000 post split shares of common stock) in USOG has been reflected as a reduction of additional paid in capital after the acquisition and USOG’s basis of its assets as liabilities were carried over in the reverse merger. Operations prior to the business combination are those of the accounting acquirer, USOG Sub.

Accordingly, no goodwill or other adjustment in basis of assets is recorded, the shares of the shell, the legal surviving entity, are treated as issued as of the date of the transaction, and the shares held by the controlling shareholders after the transaction , are treated as outstanding for the entirety of the reporting periods.

The Company is currently in the process of performing product raising equity capital and seeking acquisition candidates to accomplish its growth strategies. The Company intends to conduct business in oil and gas drilling and service industry with a focus on green technologies that create the smallest ecological footprint possible.

Basis of Consolidation

The consolidated financial statements include the accounts of United States Oil & Gas Corp. and its wholly owned subsidiary US Oil and Gas Corp. All significant inter-company balances and transactions have been eliminated.

Development Stage Activities

The Company is a development stage company, as defined in the Financial Accountings Standards Board Statement of Financial Accounting Standards (SFAS) No. 7. The Company is devoting substantially all of its present efforts in securing and establishing a new business, and although planned operations have commenced, no revenues have been realized.

The Company is subject to many risks associates with early-stage businesses in the oil and gas industry, including its ability to raise capital, reliance on key persons, and uncertainties surrounding market acceptance of the Company’s products.

To date the Company has experienced losses from its operations and anticipates that it will require additional capital resources, including the net proceeds from additional equity and debt financing transactions, to generate revenue and achieve positive cash flows from operations. The Company’s ability to generate revenue and achieve positive cash flows depends upon a variety of factors, some of which may be beyond the Company’s control. There can be no assurance that such financing transactions will be consummated or that such revenue will be generated.

Note 2 – Significant Accounting Policies

The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles (GAAP) and to general practices within the oil and gas industry. The following summarizes the more significant of these policies.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Equipment and Depreciation

Equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which range from 3 to 7 years. Management periodically reviews these assets to determine whether carrying values have been impaired.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statements and federal income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Deferred income tax benefits result from net operating loss carry-forwards. Valuation allowances are established when necessary to reduce the deferred tax assets to the amount expected to be realized. Due to the development stage nature of the Company’s business, any deferred tax benefit from the anticipated utilization of net operating losses generated during the interim period have been offset by a valuation allowance. Income tax expense is the tax payable or refundable for the period plus, or minus the change during the period in deferred tax assets and liabilities.

Loss Per Common Share

Basic loss per share of $.03 represents loss absorbed by common shareholders divided by the weighted average number of common shares outstanding during the calendar year 2008 and $.01 during the 256 day period as of inception April 20, 2007. The weighted average number of shares outstanding was 38,425, 615 during 2008 and 35,219,781 during 2007.

Note 3 – Liquidity and Going Concern Uncertainty

These financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the development stage. The Company has accumulated net losses of approximately $1,613,110 from its Inception through December 31, 2008. The Company has historically been financed through an issuance of common stock. As of December 31, 2008, the Company’s principal source of liquidity consisted of $332,834 of cash and cash equivalents. To continue its current level of operations beyond June 30, 2009, it is expected that the Company will need to seek additional funds through the issuance of additional equity or debt securities or other sources of financing. Additional financing sources may not be available when and if needed by the Company. If the Company were unable to obtain the necessary additional financing, it would be required to reduce the scope of its operations, primarily through the reduction of discretionary expenses, or discontinue operations.

Note 4 – Common Stock

The Company has placed 7,000,000 shares of its common stock with a third-party placement agent for sale to that entity’s clients at an issuance price of $1.50 per share, of which the Company is expected to receive a per share amount to be determined after payment of negotiated placement costs.

Note 5 – Stockholders’ Equity

In April 2008 the Company affected a reverse stock slit wherein 30 shares were exchanged for 1 new share of common stock which resulted in the reduction to 586,567 shares being outstanding (including 300,000 shares owned by the Company which are reflected as retired treasury shares) prior to the reverse merger. As part of the reverse merger 37,383,713 shares of common stock were issued to the existing shareholders of USOG Sub. In addition, 1,806,864 shares were issued to common shareholders for $840,044 during 2008 subsequent to the reverse merger.

Increase in Authorized Shares
On May 16th, 2008, the Company files Articles of Amendment to its Articles of Incorporation (the “Amendment”) with the state of Delaware increasing the number of shares of common Stock that the Company has the authority to issue to 100,000,000 shares of common stock with par value of $.0001 and 10,000,000 of preferred stock with par value of $.001.

Note 6 – Related party Transactions and Commitments

The Company has entered into various month-to-month consulting agreements with certain shareholders as of or during the period then ended December 31, 2008 and 2007.  Such commitments are expected to be satisfied through cash payments. Cash payments under these consulting agreements amounted to $790,000 during the period from January 1, 2008 through December 31, 2008 and $351,700 during the period from Inception through December 31, 2007.

These related party payments included:
Contract	Affiliate	Monthly Amount	2008	2007
The Company has entered into a contractual agreement for the procurement of human resource related services that required a $5,000 start up fee, payable in August 2007. Monthly service costs will vary based on services required and can be cancelled by either party with 30 days notice.	HR Management Systems is an affiliated company with Alex Tawse, President and Shareholder	Currently $24,000 per month	$275,000	$ 92,500

The Company has entered into a financial consulting agreement with Kaleidoscope Real Estate, Inc.	Kaleidoscope is an affiliated company and shareholder	Currently $20,000 per month	262,000	160,000

The Company has entered into a contract with its Chairman for services.	Keith Field, Chairman and Shareholder	Currently $5,000 per month	52,500	25,000

The Company has entered into a contract with its President for services.	Alex Tawse, President and Shareholder	Currently $8,000 per month	91,000	49,200

The Company has paid The Good One for services.	The Good One is an affiliated company and shareholder	No current commitment	190,500	25,000

			$790,000	$ 351,700

Note 7 - Letters of Intent

On October 30, 2008 the Company signed a letter of intent to acquire United Oil and Gas, a company located in Bottineau, North Dakota. The purchase price is $850,000. A due diligence audit is currently being performed and the acquisition is expected to be finalized by the end of the first quarter 2009.

On November 24, 2008 the Company signed a letter of intent to acquire Turnbull Oil and Gas, a company located in Plainville, Kansas. The purchase price is $3,750,000 with $800,000 due upon signing and the remainder due in scheduled payments over the following 12 months. A due diligence audit is currently being performed and the acquisition is expected to be finalized by the end of the first quarter 2009.

During 2008, the Company had signed a letter of intent to acquire certain companies in the drilling business in the Western United States. The Company opted not to pursue this acquisition and expensed $50,000 representing a deposit made along with the letter of intent.

Note 8 – Recent Accounting Pronouncements

Effective January 1, 2008, the Company adopted SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for specified financial assets and liabilities on a contract-by-contract basis. The Company did not elect to adopt the fair value option for existing assets and liabilities under this Statement.

Effective January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurements. In February 2008, the FASB issued FASB Staff Position No. FAS No. 157-2, Effective Date of FASB Statement No. 157 which provides a one year deferral of the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. Therefore, the Company has adopted the provisions of SFAS 157 with respect to its financial assets and liabilities only. SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under SFAS 257 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under SFAS 157 must maximize the use of observable inputs an minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value, of which the first two are considered observable and the last unobservable as:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities.
•
Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The adoption of this statement did not have a material impact on the Company’s consolidated results of operation and financial condition.

In December 2007, the FASB issued SFAS No. 141R, Business Combinations, which replaces SFAS No. 141. The statement retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. SFAS No. 141R is effective on a prospective basis for all business combination for which the acquisition date is on after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. We are currently evaluating the effects, if any, that SFAS 141R may have on our financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51, which changes the accounting and reporting for minority interests. Minority interests will be recharacterized as noncontrolling interests and will be reported as a component of equity separate from the parent’s equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement and, upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. SFAS No. 160 is effective for us beginning July 1, 2009, and will apply prospectively, except for the presentation and disclosure requirements, which will apply retrospectively. We are currently assessing the potential impact that adoption of SFAS No. 160 may have on our financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133, which requires additional disclosures about the objectives of the derivative instruments and hedging activities, the method of accounting for such instruments under SFAS No. 133 and its related interpretations, and a tabular disclosure of the effects of such instruments and related hedged items on our financial position, financial performance, and cash flows. SFAS 161 is effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. We are currently assessing the potential impact that adoption of SFAS No. 161 may have on our financial statements.

In April 2008, the FASB issued (FSP) FAS No. 142-3, which amends the factors that must be considered in developing renewal or extension assumption used to determine the useful life over which to amortize the cost of a recognized intangible asset under FAS No. 142, “Goodwill and Other Intangible Assets.” The FSP requires an entity to consider its own assumptions about renewal or extension of the term of the arrangement, consistent with its expected use of the asset, and is an attempt to improve consistency between the useful life of a recognized intangible asset under FAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under FAS No. 141, “Business Combinations.” The FSP is effective for fiscal years beginning after December 15, 2008, and the guidance for determining the useful life of a recognized intangible asset must be applied prospectively to intangible assets acquired aft the effective date. The FSP is not expected to have a significant impact on the Company’s results of operations, financial condition or liquidity.

In May 2008, the FASB issued Financial Accounting Standard (FAS) No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” The statement is intended to improve financial reporting by identifying a consistent hierarchy for selected accounting principles to be used in preparing financial statements that are prepared in conformance with generally accepted accounting principles. Unlike Statement on Auditing Standards (SAS) No. 69, “The Meaning of Present in Conformity With GAAP,” FAS No. 162 is directed to the entity rather than the auditor. The statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with GAAP,” and is not expected to have any impact on the Company’s results of operations, financial condition or liquidity.

In June 2008, the FASB issued (FSP) Emerging Issues Task Force (EITF) No. 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.” Under the FSP, unvested share-based payment awards that contain rights to receive non-forfeitable dividends (whether paid or unpaid) are participating securities, and should be included in the two-class method of computing EPS. The FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those years, and is not expected to have a significant impact on the Company’s results of operations, financial condition or liquidity.

Note 9 – Subsequent Events (unaudited)

In February, 2009 the company is preparing to file a Form D, 506 offering restricted shares for sale to investors. The offering will target the raising of $5 million that will be used to secure the acquisition of the two companies described in Note 7.

Following the finalization of the two acquisitions, if completed, described in Note 7, the Company plans on filing its financial reports with the Securities and Exchange Commission (“SEC”), to have its common stock registered, and to move the listing of the common stock for the Pink Sheet Exchange to the Bulletin Board or another national stock exchange.

Independent Auditors’ Report

To the Board of Directors and Stockholder
Turnbull Oil, Inc.:

We have audited the accompanying consolidated balance sheets of Turnbull Oil, Inc. as of July 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Turnbull Oil, Inc. as of July 31, 2008 and 2007, and the consolidated results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

PMB Helin Donovan, LLP

/s/ PMB Helin Donovan, LLP

Austin, Texas
April 27, 2009, except for Note 8 as of December 14, 2009

Turnbull Oil, Inc.
Consolidated Balance Sheets
As of July 31, 2008 and 2007

Assets	2008	2007

Current Assets:
Cash and cash equivalents	$207,468	$82,892
Accounts receivable – trade, net	1,383,562	1,114,356
Accounts receivable – other, net	14,483	13,253
Inventories	304,620	335,763
Prepaids	43,540	43,081
Deferred tax asset	16,755	40,350
Total Current Assets	1,970,428	1,629,695

Property and equipment, net	310,128	258,660

Other assets:
Deposits	890	890
Total other assets	890	890

Total assets	$2,281,446	$1,889,245

Liabilities and stockholders’ equity

Current liabilities:
Accounts payable	$445,701	$343,442
Accrued expenses	174,738	107,347
Current portion of long-term debt – related party	13,706	12,665
Current portion of long-term debt	701,306	645,124
Total Current Liabilities	1,335,451	1,108,578

Long-term debt – related party	286,740	300,436
Long-term debt	197,040	145,746

Total liabilities	1,819,231	1,554,760

Stockholder’s equity
Common stock-par value $10 per share. Authorized 5,000 share issued and
Outstanding at the beginning and end of year 114 shares	11,400	11,400
Additional paid-in capital	19	19
Retained earnings	450,796	323,066
Total stockholders’ equity	462,215	334,485

Total liabilities and stockholders’ equity	$2,281,446	$1,889,245

See Independent auditors’ report.

Turnbull Oil, Inc.
Consolidated Statements of Operations

	2008	2007

Sales, net	$16,492,392	$11,463,098

Cost of Sales	(15,398,052)	(10,386,714)

Gross Profit	1,094,340	1,076,384

Operating Expenses
Salaries and benefits	$446,989	$409,506
Travel and entertainment	3,047	3,945
Professional fees	16,420	19,835
General and administrative	40,791	37,816
Repairs and maintenance	106,469	83,455
Depreciation expense	122,899	94,153
Bad debt expenses	330,256	341,159
Other operating	60,853	83,409
Total operating costs and expenses	1,127,724	1,073,278
Income (loss) from operations	(33,384)	3,106

Non-operating income (expense)	(79,466)	(94,489)
Interest expense	61,912	93,076
Interest Income	-	1,200
Gain on sale	265,894	244
Total non-operating income, net	248,340	31

Income before income tax expense	214,956	3,137

Income tax expense	87,226	9,944

Net income (loss)	$127,730	$(6,807)

See independent auditors’ report.

Turnbull Oil, Inc.
Consolidated Statements of Cash Flows
Years Ended July 31, 2008 and 2007

Cash flows from operating activities	2008	2007
Net income (loss)	$127,730	(6,807)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation expense	122,899	94,153
Gain on sale of property and equipment	(265,894)	(244)
Changes in operating assets and liabilities:
Accounts Receivable	(270,436)	260,567
Inventories	31,143	(8,277)
Prepaids	(459)	(43,081)
Deferred tax	23,595	(40,350)
Accounts Payable	102,259	31,085
Accrued Expenses	67,391	12,765
Net cash provided by (used in) operating activities	(61,772)	299,811

Cash flows from investing activities
Purchases of property and equipment	(152,643)	(119,585)
Disposals of property and equipment	244,170	12,913
Net cash provided by (used in) investing activities	91,527	(106,672)

Cash flows from financing activities
Proceeds from notes payable	581,164	-
Payments on notes payable	(473,688)	(146,192)
Payments on notes payable – related party	(12,655)	(8,581)
Net cash provided by (used in) financing activities	94,821	(154,773)

Increase in cash and cash equivalents	124,576	38,366
Cash and cash equivalents at beginning of year	82,892	44,526
Cash and cash equivalents at end of year	$207,468	$82,892

Supplemental information
Interest payments	$78,509	$93,708

Cash paid for taxes	$53,797	$36,642

See independent auditors’ report.

Turnbull Oil, Inc.
Consolidated Statements of Stockholders’ Equity
Years Ended July 31, 2008 and 2007

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholders’ Equity
Balance at July 31, 2006	11,400	$19	329,873	$341,292

Net loss	-	-	(6,807)	(6,807)

Balance at July 31, 2007	11,400	$19	323,066	334,485

Net Income			127,730	127,730

Balance at July 31, 2008	11,400	$19	$450,796	$462,215

See independent auditors’ report.

Turnbull Oil, Inc.
Notes to Financial Statements
July 31, 2008 and 2007

(1)	Incorporation and Nature of Business

Turnbull Oil, Inc. is a corporation organized under the laws of Kansas. It is the parent of its wholly owned subsidiary Basinger, Inc., also a corporation organized under the laws of Kansas. The corporations are bulk distributors of petroleum products form Plainville, Palco, Hill City and Utica, Kansas. Their primary customers are businesses in the agricultural and oil related industries in Kansas.

(2)	Summary of Significant Accounting Policies

The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles (GAAP). The following summarizes the more significant of these policies.

        a)       Principles of Consolidation

The consolidated financial statements include the accounts of Turnbull Oil, Inc. and its wholly-owned subsidiary, Basinger, Inc. hereafter referred to as “Turnbull Oil” or “the Company”. Intercompany balances and transactions are eliminated in consolidation.

         b)      Cash Equivalents

For purposes of the statements of cash flows, the Company considers all short term, highly liquid investments with an original maturity of three months or less to be cash equivalents. At October 31, 2008, the Company’s cash equivalents principally consisted of cash in bank accounts.

         c)       Accounts Receivable

Accounts receivables of approximately $1.7 million and $1.3 million at July 31, 2008 and 2007, respectively, consist principally of trade receivables from a large number of customers dispersed across a wide geographic base in Kansas and have been reduced by allowances for doubtful accounts of approximately $263,000 and $175,000 at July 31, 2008 and 2007, respectively.

         d)      Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the related assets, generally 3 to 10 years. Depreciation charged to operations amounted to $122,899 and $94,153 for the years ended July 31, 2008 and 2007, respectively.

Expenditures for maintenance and repairs are charged to expense as incurred. Major expenditures for additions, replacements and betterments are capitalized.  When assets are sold, retired or fully depreciated, the cost, reduced by the related amount of accumulated depreciation, is removed from the accounts and any resulting gain or loss is recognized as income or expense.

         e)      Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and their respective tax bases and net operating loss and credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates will be recognized in the period that includes the enactment date.

         f)        Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

         g)       Inventory

Inventory consists primarily of fuel and is stated at lower of cost or market. Cost is determined using the first-in first-out method.

         h)       Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

         i)       Revenue Recognition

Revenue is generally recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed and determinable, and collectability is probable.

         j)        Advertising

All advertising costs are expensed as incurred. Advertising expenses were approximately $5,592 and $5,851 during the years ended July 31, 2008 and 2007, respectively.

(3)	Property and Equipment

Property and equipment consist of the following at July 31, 2008 and 2007:

	2008	2007
Buildings	$101,720	$103,720
Computers and equipment	308,884	348,833
Autos and trucks	740,887	774,417
Land	10,273	11,273
	1,161,764	1,238,243
Less: Accumulated depreciation	851,636	979,583
Total property and equipment, net	$310,128	$258,660

Depreciation expense totaled $122,899 and $94,153 for the years ended July 31, 2008 and 2007, respectively.

(4)	Long-Term Debt and Line of Credit

Notes payable consist of the following as of:
	2008	2007
Turnbull Oil, Inc.
Notes payable under a commercial credit facility, variable interest rate of 6.3% and 9.6% at July 31, 2008 and 2007, respectively, maturity October 2008, secured by accounts receivables and inventories	$652,220	$492,938

Notes payable to Sunflower Bank, interest 8.2%, monthly installment payments of principal and interest of approximately $1,854, maturity October 15, 2009, secured by accounts receivables and inventories	26,338	45,518

Notes payable to U.S. Small Business Administration, interest rate 3.3%, monthly installment payments of principal and interest of approximately $877, maturity October 10, 2024, secured by real estate mortgage	126,234	135,104

Notes payable to Sunflower Bank, interest rate 7.05%, monthly installment payments of principal and interest of approximately $1,821, maturity May 15, 2008, secured by equipment and vehicles	-	17,650

Notes payable to Jackie Turnbull, interest rate of 8% annually, monthly installment payments of principal and interest of approximately $3,614, maturity July 17, 2021	300,446	313,101

Basinger, Inc.
Notes payable to Sunflower Bank, interest rate 8.2%, monthly installment payments of principal and interest of approximately $2,089, maturity January 15, 2013, secured by accounts receivables and inventories	93,554	-

Notes payable under a commercial credit facility, interest rate 6.3%, maturity October 14, 2009, secured by accounts receivables and inventories		99,661

	1,198,792	1,103,971

Less current maturities	(715,012)	(657,789)

Long term debt	$483,780	$446,182

Principal maturities of long-term debt as of July 31, 2008 are as follows:

2009	$715,012
2010	50,019
2011	47,539
2012	50,698
2013	41,116
Thereafter	294,408
Total	$1,198,792

(5)	Concentrations

The Company had concentrations with certain customers (receivables in excess of 10% of total) for the years ended December 31, 2008 and 2007 as follows:

	2008		2007
	Amount	%	Amount	%

Customer A	$188,986	13%	$203,463	17%
Customer B	138,344	10%	-	-
Total	$327,330	23%	$203,463	17%

(6)    Income Taxes

The Company recorded income tax expense of $87,226 and $9,944 for the years ended July 31, 2008 and 2007, respectively.

The income tax is different from applying the statutory rate of 34% to the net income before taxes as a result of the following items:

	2008	2007
Tax at statutory rate of 34%	$73,085	$1,067
Impact of permanent differences (meals)	1,251	2,208
State tax expense	12,890	6,669
Total income tax expense	$87,226	$9,944

The components of total income tax expense for 2008 are as follow:

	Current	Deferred	Total
Federal	$84,450	(16,755)	$67,595
State	19,531		19,531
	$103,981	(16,755)	$87,126

The components of the deferred tax assets and related valuation allowance at July 31, 2008 and 2007 are as follows:

	2008	2007

Deferred tax assets
Allowance for doubtful accounts	$29,914	$59,506
Total deferred tax assets	29,914	59,506

Deferred tax liabilities
Depreciation	(13,159)	(19,156)
Total deferred tax liabilities	(13,159)	(19,156)
Total deferred tax asset	$16,755	$40,350

(7)    Employee Benefit Plan

The Company sponsors a Sec. 401(k) defined contribution retirement plan. Employees of the Company are eligible to participate in the plan. The Company matches the employees’ contribution with an employer contribution up to 3% of gross salary.

The Company has made matching contributions to employees totaling $8,518 and $9,032 for the years ended July 31, 2008 and 2007, respectively.

(8)    Subsequent Event

On May 15, 2009, the Company was acquired by United States Oil & Gas Corp. The sales price was $3,750,000 with $800,000 due upon signing and the remainder due in scheduled payments over the following 12 months. The Company has evaluated subsequent events through December 14, 2009, the date these financial statements were issued.

Independent Auditors’ Report

To the Shareholder
United Oil & Gas, Inc.
Bismarck, North Dakota

We have audited the accompanying balance sheets of United Oil & Gas, Inc. as of December 31, 2008 and 2007, and the related statements of operations, stockholders’ deficit, and cash flows for the year ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of United Oil & Gas, Inc. as of December 31, 2007 were compiled by Lervik & Johnson Certified Public Accountants.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Turnbull Oil, Inc. as of July 31, 2008 and 2007, and the consolidated results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements takes as whole. The accompanying supplementary information on page 11 is presented only for analysis purposes and is not a required part of the basic financial statements. The 2008 information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in the relation to the basic financial statements taken as a whole.

/s/ Widmer Roel PC

Bismarck, North Dakota
April 21, 2009

UNITED OIL & GAS, INC.
BALANCE SHEETS
DECEMBER 31, 2008 AND 2007

ASSETS	2008	2007

CURRENT ASSETS
Cash and cash equivalents	$4,578	$24,063
Accounts receivable	104,279	220,722
Prepaid expenses	3,504	3,504
Inventory	59,265	91,780

Total Current Assets	171,626	340,069

PROPERTY AND EQUIPMENT, net	287,726	272,787

	$459,352	$612,856

LIABILITIES AND STOCKHOLDER’S DEFICIT

CURRENT LIABILITIES
Current maturities of long-term debt	$44,323	$54,473
Current maturities of related party long-term debt	9,808	89,007
Lines of credit	27,000	17,971
Accounts Payable	200,533	318,587
Accrued liabilities	35,824	22,970

Total Current Liabilities	317,488	503,008

LONG-TERM LIABILITIES
Long-term debt, net of current maturities	115,957	102,483
Related party long-term debt, net of current maturities	158,352	168,160

Total long-term liabilities	274,309	270,643

Total liabilities	591,797	773,651

STOCKHOLDER’S DEFICIT
Common stock - no par 400 shares
Authorized, issued and outstanding
Additional paid-in capital	89,029	41,000
Accumulated deficit	(221,474)	(201,795)

Total stockholder’s deficit	(132,445)	(160,795)

	$459,352	$612,856

See Notes to Financial Statements

UNITED OIL & GAS, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

SALES	$7,063,267

COST OF SALES	6,311,612

GROSS PROFIT	751,655

OPERATING EXPENSES	803,163

Operating loss	(51,508)

OTHER INCOME
Other income	19,663
Gain of disposition	12,166

Total other income	31,829

Net loss	$(19,679)

See Notes to Financial Statements

UNITED OIL & GAS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(19,679)
Adjustments to reconcile net loss to net cash provided
by operating activities
Depreciation	71,081
Gain on sale of equipment	(12,166)
Changes in assets and liabilities
Accounts receivable	116,443
Inventory	32,515
Accounts payable	(118,054)
Accrued liabilities	12,854

Net cash provided by operating activities	82,994

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(94,980)
Proceeds from sale of equipment	21,124

Net cash used in investing activities	(73,856)

CASH FLOWS FROM FINANCING ACTIVITIES
Additional capital paid in	48,029
Borrowings on line of credit	29,500
Payments on line of credit	(20,471)
Borrowings on long-term debt	64,965
Payments on long-term debt	(61,640)
Payments on related party long-term debt	(89,006)

Net cash used in financing activities	(28,623))

NET CHANGE IN CASH AND CASH EQUIVALENTS	(19,485)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	24,063

CASH AND CASH EQUIVALENTS, END OF YEAR	$4,578

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

CASH PAID DURING THE YEAR FOR INTEREST	$29,070

See Notes to Financial Statements

UNITED OIL & GAS, INC.
STATEMENTS OF STOCKHOLDER’S DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	Accumulated Deficit	Additional Paid inCapital	Total
BALANCE, December 31, 2006	$(211,197)	$-	$(211,197)

Additions	-	41,000	41,000

Net income	9,402	-	9,402

BALANCE, December 31, 2007	$(201,795)	$41,000	$(160,795)

Additions	-	48,029	48,029

Net income (loss)	(19,679)	-	(19,679)

BALANCE, December 31, 2008	$(221,474)	$89,029	$(132,445)

See Notes to Financial Statements

UNITED OIL & GAS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Concentration of Credit Risk

The principal business activities of United Oil & Gas, Inc., (the Company) are sales of molded and fabricated oil and gas, and the operation of a convenience store. The Company is located in Bottineau, North Dakota, with sale to throughout North Dakota and neighboring states. The Company’s convenience store is located in Belcourt, North Dakota.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable

The Company considers accounts receivables to be fully collectible; accordingly no allowance for doubtful accounts has been established. If accounts become uncollectible, they will be charged to operations when that determination is mad. Collections on accounts previously written off are included in other income as received.

Inventory

Inventories are valued at the lower of cost, using the first-in, first-out (FIFO) method, or market.

Property and Equipment

Property and equipment are stated at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense currently. Depreciation is provided over the estimated useful lives of the individual assets using the accelerated and straight-line depreciation methods and range form five to 39 years.

Income Taxes

The Company has elected under the Internal Revenue Code to be an S corporation in the State of North Dakota. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company’s taxable income. Therefore, no provision for income taxes has been included in the financial statements.

Financial Accounting Standards Board Interpretation No. 48

In June 2006, the Financial Accounting Standard Board (FASB) issued Interpretation No. 48 (FIN 48) Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109. This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS 109, Accounting for Income Taxes. FIN 48 details how companies should recognize, measure, present, and disclose uncertain tax position that have been or are expected to be taken. As such, financial statements will reflect expected future tax consequences of uncertain tax positions presuming the taxing authorities’ full knowledge of the position and all relevant facts.

Management has elected to defer application of FIN 48 as permitted until December 31, 2009. The Company’s accounting policy for evaluating uncertain tax positions will be based on when it is more-likely-than-not that a tax position will be sustained upon examination by a taxing authority, including the resolution of related appeals of litigation. A likelihood of more than 50 percent will be applied to the meaning of more-likely-than-not. The determination will be based on the technical merits of the tax position and the facts, circumstances, and information available as of the reporting date. Tax positions that meet the more-likely-than-not recognition threshold will be initially and subsequently measured at the largest amount of the tax benefit that has a greater then 50 percent likelihood of being realized upon settlement with the taxing authority. Tax positions that do not meet the more-likely-than-not recognition threshold will not be recognized.

It is anticipated at this time that FIN 48 will not have a material impact on the financial statements of the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

NOTE 2 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31,:
	2008	2007

Equipment	$243,429	$266,163
Vehicles	152,434	92,366
Buildings	138,193	138,193
Land	2,330	2,330

	536,386	499,052
Accumulated depreciation	(248,660)	(226,265)

	$287,726	$272,787

Depreciation expense for the years ended December 31, 2008 totaled $71,081.

NOTE 3 – LONG-TERM DEBT

Long-term debt consisted of the following at December 31,:
	2008	2007

Note payable with a fixed interest rate of 7.5%, payable in one lump sum, including interest in January 2009, secured by assets of the company an real estate of the shareholder	$3,000	17,000

Note payable with a variable interest 2.75% over prime, currently at 7.00%, payable in monthly installments of $2,246, including interest until March 2011, secured by assets of the company and real estate of the shareholder	72,689	91,119

Note payable with a fixed interest of 9.00%, payable in monthly installments of $472, including interest until December 2013, secured by assets of the company	-	16,508

Note payable with a fixed interest rate of 9.00%, payable in monthly installments of $750, including interest until June, 2012, secured by assets of the company	26,829	32,329

Note payable with fixed interest of 1.90%, payable in monthly installments of $542, including interest until December 2013, secured by assets of the company	29,762	-

Note payable with fixed interest of 1.90%, payable in monthly installments of $542, including interest until December 2013, secured by assets of the company	28,000	-
	160,280	156,956
Current maturities	(44,323)	(54,473)

Total	$115,957	102,483

Minimum principal payments required in subsequent years:
2009	$44,323
2010	44,352
2011	47,426
2012	18,383
2013	5,796

$160,280

NOTE 4 – RELATED PARTY LONG-TERM DEBT

Long-term debt consisted of the following at December 31,:
		2008	2007

Note payable to shareholder with variable interest, currently currently at 6.60%, payable in monthly interest only installments and balloon payment on maturity date of February 2010.		$130,000	$190,000

Note payable with fixed interest 6.50%, payable in monthly installments of $1,000, until paid in full, beginning March 2003. The Note is set to be paid off July 2012.		38,160	67,167
		168,160	257,167
Current maturities		(9,808)	(89,007)

Total	$	$158,352	$168,160

Minimum principal payments required in subsequent years:
2009	$9,808
2010	140,465
2011	11,166
2012	6,721

$168,160

NOTE 5 – LINES OF CREDIT

The Company has a line of credit noted due May 2009, with a fixed interest rate of 6.95%. The borrowing limit is a maximum of $17,971. The note is secured by real estate of the shareholder and personally guaranteed by the shareholder. The balance outstanding at December 31, 2008 and 2007 was $5,000 and $17,971, respectively.

The Company has a line of credit noted due June 2009, with a variable interest rate (4.25% at December 31, 2008). The borrowing limit is a maximum of $30,000. The note is unsecured. The balance outstanding at December 31, 2008 and 2007 was $22,000 and -$0-, respectively.

NOTE 6 – ACCRUED LIABILITIES

Accrued liabilities consisted of the following at December 31,:

	2008	2007

Payroll taxes payable	$4,262	$4,283
Accrued interest payable	966	-
Sales tax payable	154	129
Gas and fuel tax payable	30,442	18,558

	$35,824	$22,970

NOTE 7 – OPERATING LEASE

The Company has an operating lease with Harbour Capital Corporation for a piece of equipment. The lease commenced on August 31, 2006 with 59 monthly payments of $514 and one monthly payment of $2,255.

Future required lease payments are as follows: 2009 - $6,168, 2010 - $6,168, 2011 - $5,853.

NOTE 8 – RECENT ACCOUNTING PRONOUNCEMENTS

Common stock consists of no par, 400 shares authorized, issued, and outstanding at December 31, 2008 and 2007.

NOTE 9 – MAJOR VENDORS

The Company purchases approximately 99% of its gas and fuels from Vining Oil and Gas LLC and approximately 100% of its propane from Gibson Energy US Inc.

NOTE 10 – FINANCIAL CONDITIONS

As shown in the accompanying financial statements, the Company incurred a net loss of $19,679 during the year ended December 31, 2008, and as of that date, the Company’s current liabilities exceeded current assets by $145,862. Those factors create an uncertainty about the Company’s ability to continue as a going concern. In prior years the Company incurred losses due to theft and a fire. As a result, significant changes have been made in the Company’s operations, which management believes are having a positive impact.

The ability of the Company to continue as a going concern is dependent upon its ability to improve profitability and/or reduce operating costs to ensure continued operations. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

UNITED OIL & GAS, INC.
OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2008

Advertising	$8,850
Bad debts expense	1,371
Contract labor	17,484
Depreciation	71,081
Freight	13,454
Insurance	23,581
Interest	29,070
Lease	15,771
Legal and professional	1,631
Licenses and fees	9,056
Meals and travel	11,023
Other operating expenses	31,555
Other taxes	253,314
Payroll taxes	14,020
Rent	7,145
Repairs	13,627
Salaries and wages	171,061
Utilities	33,061
Vehicle expenses	77,008

$803,163